Endeavour Silver Corp.

Management's Discussion & Analysis
For the Three Months and Nine Months Ended September 30, 2026 and 2025

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 1

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2026

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. ("Endeavour" or "the Company") for the three and nine months ended September 30, 2026, and the related notes contained therein, which were prepared in accordance with IAS 34 - Interim Financial Reporting of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
The Company uses certain non-IFRS financial measures in this MD&A as described under "Non-IFRS Measures". Additional information relating to the Company, including the most recent Annual Information Form (the "Annual Information Form"), is available on SEDAR+ at www.sedarplus.com, and the Company's most recent annual report on Form 40-F which has been filed with the U.S. Securities and Exchange Commission (the "SEC") on EDGAR at www.sec.gov. This MD&A contains "forward-looking statements" that are subject to the risk factors set out in a cautionary note contained herein. All dollar ($) amounts are expressed in United States ("$") dollars and tabular amounts are expressed in millions of U.S. dollars unless Canadian dollars (CAN$), Mexican pesos (MXN) or Peruvian soles (PEN) are otherwise indicated. This MD&A is dated as of November 9, 2026, and all information contained herein is current as of November 9, 2026, unless otherwise stated.
Cautionary Note to U.S. Investors Regarding Mineral Reserves and Resources
This MD&A has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. As a result, the Company reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K ("S-K 1300") under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the Multijurisdictional Disclosure System, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

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FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information include, but are not limited to, advancement of capital improvement initiatives at the Kolpa mine; feasibility study for the Pitarrilla project and related timing of completion; management expectations that the planned expenditures at Pitarrilla will not be incurred in 2026 in full, with project and activities expected to shift into 2027; the reliability of mineral resource estimates; the continuation of exploration and mining operations; the Company’s future production and cost guidance announcements and revised guidance; the Company’s areas of focus at its properties; mineral resource estimations and life of mine plans; planned expansions, exploration and drilling activities, and the Company’s areas of focus for each of these; the Company’s plans for drilling and technical work; the Company’s annual outlook including anticipated performance in 2026, production and cost guidance and financial results, silver and gold grades and recoveries, cash costs per ounce (“oz”), anticipated operating costs, planned capital expenditures and sustaining capital, and the forecast price of gold and silver and the assumptions underlying the forecasts; planned capital allocation; working capital; growth capital; the Company’s capital requirements and the adequacy of the operating cash flow and existing working capital to meet capital requirements; potential changes to the Company's internal controls over financial reporting and the timing and results of various activities. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, “intend”, “believe”, “anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward‑looking statements are based on the opinions and estimates of management at the dates the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.
The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors and are based on assumptions that may cause the actual results, level of activity, performance or achievements of the Company and its operations and related timeframes to be materially different from those expressed or implied by such statements. Such factors and assumptions include, among others: the ongoing effects of inflation and supply chain issues on project economics; fluctuations in the prices of silver and gold; fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar, Peruvian sol, and U.S. dollar); fluctuations in interest rates; effects of inflation and changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Peru and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to, environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); disruptions and delays due to blockades, protests, demonstrations and similar actions; inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits; challenges to the Company's title to properties; as well as those factors described under "Risk Factors" in the Company's most recent Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.
Certain forward-looking statements and information in this MD&A may be considered "financial outlook" within the meaning of applicable Canadian securities legislation. Financial outlook is presented in this MD&A for the purpose of assisting investors and others in understanding certain key elements of the Company's financial results and business plan, as well as the objectives, strategic priorities and business outlook of the Company, and in obtaining a better understanding of the Company's anticipated operating environment. Readers are cautioned that such financial outlook may not be appropriate for other purposes.
Qualified Person
The scientific and technical information contained in this MD&A relating to the Company's mines and mineral projects has been reviewed and approved by Dale Mah, B.Sc., P.Geo., Vice President Corporate Development of Endeavour, a Qualified Person within the meaning of NI 43-101.

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ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 4

OVERVIEW OF THE BUSINESS
The Company is engaged in silver mining in Mexico and Peru and related activities, including property acquisitions, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile and Nevada, USA. The Company's operations are comprised of the Guanaceví mine ("Guanaceví") located in Durango, Mexico, the Terronera mine ("Terronera") in Jalisco, Mexico, and the Kolpa mine ("Kolpa") in Huancavelica, Peru. On January 15, 2026, the Company completed the sale of the Bolañitos mine ("Bolañitos"). The Company is advancing several exploration projects in order to achieve its goal of becoming a premier senior producer in the silver mining sector.
The Company's common shares are listed on the Toronto Stock Exchange (TSX: EDR) and the New York Stock Exchange (NYSE: EXK).
OPERATING HIGHLIGHTS

Three Months Ended September 30			Q3 2026 Highlights	Nine Months Ended September 30
2026	2025	% Change		2026[3]	2025[4]	% Change
			Production
2,096,545	1,766,926	19%	Silver ounces produced	5,915,874	4,456,455	33%
10,126	7,285	39%	Gold ounces produced	32,340	23,379	38%
6,504	5,664	15%	Lead tonnes produced	17,650	9,167	93%
4,558	3,666	24%	Zinc tonnes produced	11,389	5,982	90%
3,611,034	3,037,156	19%	Silver equivalent ounces produced(1)	10,390,771	7,438,645	40%
16.55	18.09	(9)%	Cash costs per silver ounce ($)(2)	20.73	16.58	25%
29.91	28.95	3%	Total production costs per ounce ($)(2)	33.81	26.43	28%
29.54	30.53	(3)%	All-in sustaining costs per ounce ($)(2)	34.32	27.19	26%
510,944	400,245	28%	Processed tonnes	1,477,177	913,580	62%
152.26	144.88	5%	Direct operating costs per tonne ($)(2)	166.24	145.91	14%
204.11	192.78	6%	Direct costs per tonne ($)(2)	225.61	198.92	13%
			Financial
184.5	111.4	66%	Revenue from operations ($ millions)	606.3	260.2	133%
1,900,368	1,762,484	8%	Silver ounces sold	5,596,696	4,441,848	26%
9,499	7,478	27%	Gold ounces sold	31,265	23,722	32%
62.42	38.58	62%	Realized silver price per ounce ($)(2)	72.16	35.07	106%
4,290	3,550	21%	Realized gold price per ounce ($)(2)	4,556	3,308	38%
-	31.5	(100)%	Pre-operating production revenue ($ millions)	-	34.8	(100)%
26.4	(42.0)	163%	Net earnings (loss) ($ millions)	157.8	(95.3)	266%
42.1	(2.0)	2229%	Adjusted net earnings (loss) ($ millions)(2)	146.0	(11.5)	1374%
68.7	15.6	340%	Mine operating earnings ($ millions)	236.2	36.2	553%
94.7	39.7	139%	Mine operating cash flow before taxes ($ millions)(2)	309.1	84.6	265%
48.4	13.7	253%	Operating cash flow before working capital changes($ millions)(2)	132.1	36.3	264%
66.6	(13.0)	614%	EBITDA ($ millions)(2)	285.5	(31.2)	1016%
83.4	27.9	199%	Adjusted EBITDA ($ millions)(2)	277.1	52.2	431%
246.7	(56.1)	540%	Working capital ($ millions) (2)	246.7	(56.1)	540%
			Shareholders
0.09	(0.14)	162%	Earnings (loss) per share - basic ($)	0.53	(0.34)	256%
0.14	(0.01)	2195%	Adjusted earnings (loss) per share - basic ($)(2)	0.49	(0.04)	1302%
0.16	0.05	248%	Operating cash flow before working capital changes per share ($)(2)	0.45	0.13	243%
296,217	291,373	2%	Basic weighted average shares outstanding ('000)	295,991	279,184	6%
(1)Silver equivalents for 2026 are calculated using 90:1 Ag:Au, 45 silver oz to 1 lead tonne; 61 silver oz to 1 zinc tonne; 238 silver oz to 1 copper tonne ratios. Silver equivalents for 2025 are calculated using 80:1 Ag:Au, 60 silver oz to 1 lead tonne; 85 silver oz to 1 zinc tonne; 300 silver oz to 1 copper tonne ratios.
(2)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".
(3)Bolañitos was sold January 15, 2026, and the 15 day period from January 1, 2026, to January 15, 2026, is included in the consolidated results above.
(4)Kolpa was acquired on May 1, 2025. Accordingly the nine month periods ending September 30, 2025, include five months of operations at Kolpa.
The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company's operations.

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REVIEW OF OPERATING RESULTS
Consolidated Production Results from Operations for the Three Months and Nine Months Ended September 30, 2026 and 2025

Three Months Ended September 30			CONSOLIDATED	Nine Months Ended September 30
2026	2025	% Change		2026[3]	2025[4]	% Change
510,944	400,245	28%	Processed tonnes	1,477,177	913,580	62%
2,096,545	1,766,926	19%	Total silver ounces produced	5,915,874	4,456,455	33%
10,126	7,285	39%	Total gold ounces produced	32,340	23,379	38%
6,504	5,664	15%	Total lead tonnes produced	17,650	9,167	93%
4,558	3,666	24%	Total zinc tonnes produced	11,389	5,982	90%
143	120	20%	Total copper tonnes produced	336	178	89%
3,611,034	3,037,156	19%	Silver equivalent ounces produced(1)	10,390,771	7,438,645	40%
16.55	18.09	(9)%	Cash costs per silver ounce ($)(2)	20.73	16.58	25%
29.91	28.95	3%	Total production costs per ounce ($)(2)	33.81	26.43	28%
29.54	30.53	(3)%	All in sustaining costs per ounce ($)(2)	34.32	27.19	26%
152.26	144.88	5%	Direct operating costs per tonne ($)(2)	166.24	145.91	14%
204.11	192.78	6%	Direct costs per tonne ($)(2)	225.61	198.92	13%
(1)Silver equivalents for 2026 are calculated using a 90:1 Ag:Au, 45 silver oz to 1 lead tonne; 61 silver oz to 1 zinc tonne; 238 silver oz to 1 copper tonne ratios. Silver equivalents for 2025 are calculated using an 80:1 Ag:Au ratio, 60 silver oz to 1 lead tonne; 85 silver oz to 1 zinc tonne; 300 silver oz to 1 copper tonne ratios.
(2)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".
(3)Bolañitos was sold January 15, 2026, and the 15 day period from January 1, 2026 to January 15, 2026 is included in the consolidated results above.
(4)Kolpa was acquired on May 1, 2025. Accordingly the nine month periods ending September 30, 2025 include five months of operations of Kolpa.
(1)Silver equivalents in the graph are calculated using 90:1 Ag:Au, 45 silver oz to 1 lead tonne; 61 silver oz to 1 zinc tonne; 238 silver oz to 1 copper tonne ratio for all periods. Previous periods have been recalculated using these ratios.

Consolidated Production

Three months ended September 30, 2026 (compared to the three months ended September 30, 2025)
Consolidated throughput, as well as silver and gold production were impacted by the suspension of operations at Terronera from August 12 to August 23, 2026, and temporary reduction of capacity at Guanaceví from September 21 to October 13, 2026 in order to replace the primary mill head and trunnion. During this period, processing at Guanaceví continued at a lower throughput.
Consolidated plant throughput for the quarter was 510,944 tonnes, 28% higher than 400,245 tonnes in Q3 2025. Plant throughput primarily increased due to the addition of production from Terronera which contributed 165,171 tonnes; and from Kolpa which contributed 256,052 tonnes, partially offset by the sale of Bolañitos on January 15, 2026, and 9,619 tonnes (10%) lower throughput at Guanaceví.
Consolidated silver production during Q3 2026 was 2,096,545 oz, 19% higher than 1,766,926 oz in Q3 2025. Terronera added 710,670 oz while Kolpa contributed 682,903 oz, which is 84,214 oz (14%) more compared to Q3 2025 driven by Kolpa's plant expansion to 2,500 tonnes per day in H1 2026. These increases were partially offset by 31% lower production at Guanaceví, which contributed 321,350 oz less than in the same period of 2025 due to the lower grade, as well as the sale of Bolañitos, which produced 143,916 oz in Q3 2025.
Gold production for the third quarter of 2026 totaled 10,126 oz, which was 2,841 oz (39%) more than in the same period of 2025. This increase was driven by 7,157 oz produced by Terronera, offset by the sale of Bolañitos, which produced 4,091 oz in Q3 2025, and 225 oz lower gold production at Guanaceví due to the lower grade.

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Nine months ended September 30, 2026 (compared to the nine months ended September 30, 2025)
Plant throughput reached 1,477,177 tonnes for the nine months ended September 30, 2026, a 62% increase over the 913,580 tonnes processed in the first nine months of 2025. Consolidated silver production for the nine months ended September 30, 2026, was 5,915,874 ounces, 33% higher than 4,456,455 ounces produced in the same period of 2025. Gold production for the nine months ended September 30, 2026, totaled 32,340 oz, which was 38% higher than in the same period of 2025.
These increases in throughput, silver and gold production were primarily driven by the addition of production from Terronera and the inclusion of a full nine months of production from Kolpa, for which the same period in 2025 included only five months of production. These increases were partially offset by lower production at Guanaceví due to the lower grades and with no contribution from Bolañitos following the sale of the mine on January 15, 2026, as well as by the temporary suspension of operations at Terronera and reduction of capacity at Guanaceví during Q3 2026.
Consolidated Operating Costs

Three months ended September 30, 2026 (compared to the three months ended September 30, 2025)
Consolidated direct operating costs per tonne in Q3 2026 were $152.26, 5% higher than $144.88 in Q3 2025. Q3 2026 average cost includes Terronera with direct operating costs per tonne higher than the average at $155.52, while the comparative period included Bolañitos with a lower $111.44 cost per tonne. Cost per tonne at Guanaceví remained relatively flat while costs at Kolpa slightly decreased from $141.92 to $137.50 per tonne.
Consolidated cash costs per silver ounce, net of by-product credits, were $16.55 in Q3 2026, representing a 9% decrease from $18.09 in Q3 2025 due to the higher metal prices driving higher by-product credits while simultaneously driving higher third-party material costs that partially offset the increase in by-product credits. Each mine has different costs and produces different amounts of payable silver, which affects the consolidated cash cost per ounce depending on the mix of production. For the three months ended September 30, 2026, the cash costs per silver ounce were $15.30 for Kolpa, $33.97 for Guanaceví, and negative $0.20 for Terronera.
Consolidated All-in Sustaining Costs (AISC) per silver ounce in Q3 2026 were $29.54, 3% lower than $30.53 in Q3 2025, predominantly due to the addition of Terronera with a lower than average AISC of $21.81, and lower AISC at Kolpa, partially offset by a higher AISC at Guanaceví.

Nine months ended September 30, 2026 (compared to the nine months ended September 30, 2025)
Consolidated direct operating costs per tonne for the nine months ended September 30, 2026, were $166.24, 14% higher than $145.91 in the same period of 2025. The increase in the average cost for the nine months ended September 30, 2026, compared to the same period in 2025, was driven by the inclusion of Terronera, which has higher direct operating costs per tonne, higher operating costs at Guanaceví, and slightly higher operating costs at Kolpa in 2026.
Consolidated cash costs per silver ounce, net of by-product credits, were $20.73 for the nine months ended September 30, 2026, 25% higher than $16.58 in the same period of 2025. The increase was driven by higher costs at Guanaceví due to the higher cost of third-party purchases and fewer silver ounces produced, as well as higher costs at Kolpa due to inflationary and labor market pressures, partially offset by the addition of Terronera, which at $0.97 per oz lowers the average consolidated cash cost per ounce.
Consolidated AISC in the first nine months of 2026 was $34.32 per ounce, 26% higher than the $27.19 per oz in 2025, driven by higher cash costs net of by-products as noted above and higher sustaining capital expenditures incurred in the nine months ended September 30, 2026.

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GUANACEVÍ
Production Results for the Three Months and Nine Months Ended September 30, 2026 and 2025

Three Months Ended September 30			GUANACEVÍ	Nine Months Ended September 30
2026	2025	% Change		2026	2025	% Change
89,722	99,340	(10)%	Ore tonnes processed	285,684	298,612	(4)%
257	340	(24)%	Average silver grade (g/t)	259	350	(26)%
94.9	94.3	1%	Silver recovery (%)	92.6	90.4	2%
702,972	1,024,321	(31)%	Total silver ounces produced	2,198,851	3,037,523	(28)%
702,659	1,021,248	(31)%	Payable silver ounces produced	2,179,554	3,028,411	(28)%
1.06	1.07	(1)%	Average gold grade (g/t)	1.00	1.22	(18)%
96.8	93.5	4%	Gold recovery (%)	92.7	91.7	1%
2,969	3,194	(7)%	Total gold ounces produced	8,547	10,745	(20)%
2,967	3,184	(7)%	Payable gold ounces produced	8,476	10,713	(21)%
970,205	1,279,860	(24)%	Silver equivalent ounces produced(1)	2,968,054	3,897,142	(24)%
33.97	22.98	48%	Cash costs per silver ounce ($)(2)	37.60	20.88	80%
42.72	30.98	38%	Total production costs per ounce ($)(2)	46.38	28.08	65%
40.84	31.09	31%	All in sustaining costs per ounce ($)(2)	47.20	28.24	67%
188.35	186.11	1%	Direct operating costs per tonne ($)(2)	199.38	182.56	9%
405.19	349.83	16%	Direct costs per tonne ($)(2)	419.14	328.42	28%
(1)Silver equivalents for 2026 are calculated using a 90:1 Ag:Au ratio. Silver equivalents for 2025 are calculated using a 80:1 Ag:Au ratio.
(2)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".
Guanaceví Production Results
Three months ended September 30, 2026 (compared to the three months ended September 30, 2025)
During the three months ended September 30, 2026, the Guanaceví plant processed 89,722 tonnes of ore, 10% lower than the 99,340 tonnes processed in the same period of 2025, primarily due to the temporary reduction of capacity from September 21 to Oct 13, 2026. Supplies of local third-party mill feed continued to supplement Guanaceví production, amounting to 33% of quarterly throughput. The average silver grade processed was 257 grams per tonne ("g/t") in Q3 2026, 24% lower than 340 g/t in Q3 2025, while silver recovery was 94.9%, up from 94.3% for the same period in the prior year. Lower silver grades and lower milled tonnes resulted in a 31% net decrease in total silver production to 702,972 oz, compared to 1,024,321 oz in Q3 2025.
Gold production totaled 2,969 oz, 7% lower than 3,194 oz in Q3 2025. Lower gold production was primarily attributable to 10% lower throughput and 1% lower gold grades, partially offset by 4% higher recovery rates.
Lower silver grades experienced during the period reflect typical variations between planned and actual grades, and from accessing different areas in the mine with higher than planned precious metal prices.
Nine months ended September 30, 2026 (compared to the nine months ended September 30, 2025)
During the nine months ended September 30, 2026, Guanaceví processed 285,684 tonnes of ore, 4% lower than the 298,612 tonnes processed in the same period of 2025 partially impacted by the Q3 temporary reduction of plant capacity. The average silver grade processed was 259 g/t in 2026, down 26% from 350 g/t in 2025, while silver recovery was 92.6%, higher than 90.4% in the prior year period. Lower grades and throughputs, partially offset by higher recoveries, drove 28% lower total silver production, which was 2,198,851 oz in 2026, compared to 3,037,523 oz in 2025.
Gold production for the nine months ended September 30, 2026, was 8,547 oz, 20% lower than 10,745 oz produced in the same period of 2025, primarily due to 18% lower average grades and 4% lower throughput partially offset by slightly higher recoveries.
Silver and gold grades were expected to decrease in 2026 from 2025 due to typical variations in orebody and access to different areas of the mine, however grades experienced during the year to date have been lower than planned. This is due to ore extraction conducted outside the planned mining areas to preserve reserves and maximize the long-term exploitation potential of the mine.
Guanaceví Operating Costs

Three months ended September 30, 2026 (compared to the three months ended September 30, 2025)
Direct operating costs per tonne for the three months ended September 30, 2026, were $188.35, a 1% increase compared to $186.11 in the same period in 2025, driven by 10% lower throughput, largely offset by $1.6 million lower direct operating costs .
Including third-party material purchases, royalty and special mining duty costs, direct costs per tonne rose by 16% to $405.19 in Q3 2026 compared with $349.83 in Q3 2025. This increase in direct costs per tonne is due to a higher volume and cost of third-party material purchases which have become more expensive on a per tonne basis due to higher metal prices. The purchase of local third-party material contributed $146.01 per tonne during Q3 2026 compared to $73.95 per tonne in Q3 2025, driven by the realized silver price which was 62% higher during Q3 2026 compared to the same period in 2025. The volume of purchased material was higher at 29,707 tonnes compared to

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19,146 tonnes in the same period in 2025. The driver for purchasing more third-party material is primarily the output from the mine which varies with the areas of the deposit being extracted for processing.
The increase in direct cost per tonne, driven by the reasons discussed above, in combination with lower metal grades which produced fewer ounces, drove higher cash costs per silver oz produced to $33.97 for the period, a 48% increase compared to $22.98 in Q3 2025. Total production costs per oz were $42.72, a 38% increase compared to $30.98 in Q3 2025 driven by the cash cost per silver oz and slightly lower depletion in the period due to the lower output from the mine. AISC per oz rose by 31% to $40.84 compared to $31.09 in Q3 2025, primarily due to the higher cash cost per oz partially offset by the lower allocation of the corporate, general and administrative costs and lower capital sustaining costs. Lower sustaining capital expenditure in the quarter is a consequence of the increased exploration and operating activities compared to the development effort in the mine as well as timing of mine infrastructure investment.
Nine months ended September 30, 2026 (compared to the nine months ended September 30, 2025)
Direct operating costs per tonne for the nine months ended September 30, 2026, were $199.38, 9% higher than $182.56 in the same period in 2025. Including third-party material purchases, royalty and special mining duty costs, direct costs per tonne were $419.14, 28% higher than $328.42 in 2025. This increase reflects the impact of higher cost of third-party material purchases and royalty costs which have become more expensive per tonne due to higher metal prices. The drivers of the higher costs are consistent with those noted above for the three month period, primarily the higher realized silver price which was 106% higher during the nine months ended September 30, 2026, compared to the same period in 2025. The Mexican peso was also 11% stronger during the period compared to the nine months ended of 2025, putting further pressure on costs that are presented in US dollars.
Cash costs per silver ounce, net of by-product credits, were $37.60 for the nine months ended September 30, 2026, 80% higher than $20.88 in 2025, driven by higher underlying cash costs net of by-product credits, and 28% lower silver production. AISC per ounce was $47.20, 67% higher than $28.24 in the same period of 2025, due to the same cost drivers and slightly higher sustaining capital expenditures partially offset by the lower allocation of the corporate, general and administrative costs.
KOLPA
Production Results for the Three Months and Nine Months Ended September 30, 2026 and 2025

Three Months Ended September 30			KOLPA	Nine Months Ended September 30(3)
2026	2025	% Change		2026	2025	% Change
256,052	195,752	31%	Processed tonnes	661,187	314,648	110%
92	105	(12)%	Average silver grade (g/t)	96	107	(11)%
90.3	90.7	–%	Silver recovery (%)	90.5	90.2	–%
682,903	598,689	14%	Total silver ounces produced	1,846,309	979,327	89%
645,679	567,017	14%	Payable silver ounces produced	1,746,460	926,364	89%
2.67	3.07	(13)%	Average Pb grade (%)	2.81	3.09	(9)%
95.2	94.2	1%	Lead recovery (%)	94.9	94.3	1%
6,504	5,664	15%	Total lead tonnes produced	17,650	9,167	93%
6,170	5,381	15%	Payable lead tonnes produced	16,745	8,699	92%
2.08	2.20	(6)%	Average Zn grade (%)	2.03	2.22	(8)%
85.7	85.1	1%	Zinc recovery (%)	84.7	85.6	(1)%
4,558	3,666	24%	Total zinc tonnes produced	11,389	5,982	90%
3,871	3,247	19%	Payable zinc tonnes produced	9,665	5,204	86%
0.25	0.21	18%	Average Cu grade (%)	0.23	0.21	8%
22.7	29.2	(22)%	Copper recovery (%)	22.1	26.4	(16)%
143	120	20%	Total copper tonnes produced	336	178	89%
139	115	21%	Payable copper tonnes produced	299	170	76%
1,286,070	1,286,139	–%	Silver equivalent ounces produced(1)	3,410,577	2,091,217	63%
15.30	16.43	(7)%	Cash costs per silver ounce ($)(2)	20.32	14.64	39%
32.57	29.95	9%	Total production costs per ounce ($)(2)	35.46	28.50	24%
25.40	30.31	(16)%	All in sustaining costs per ounce ($)(2)	29.84	28.51	5%
137.50	141.92	(3)%	Direct operating costs per tonne ($)(2)	147.18	141.47	4%
149.06	153.03	(3)%	Direct costs per tonne ($)(2)	162.04	150.82	7%
(1)Silver equivalent ratios for 2026 are calculated using 45 silver oz to 1 lead tonne; 61 silver oz to 1 zinc tonne; 238 silver oz to 1 copper tonne. Silver equivalent ratios for 2025 are calculated using 60 silver oz to 1 lead tonne; 85 silver oz to 1 zinc tonne; 300 silver oz to 1 copper tonne.
(2)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".
(3)The production results for the nine months ended September 30, 2025, show only five months of operations, following its acquisition by the Company on May 1, 2025.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 9

Kolpa Production Results
Three months ended September 30, 2026 (compared to the three months ended September 30, 2025)
During the three months ended September 30, 2026, Kolpa processed 256,052 tonnes, 31% higher than 195,752 tonnes in the same period of 2025. Higher throughput reflects the plant expansion to 2,500 tonnes per day commissioned in late Q1 2026. The processed material in Q3 2026 averaged grades of 92 g/t silver, 2.67% lead, 2.08% zinc and 0.25% copper compared to 105 g/t silver, 3.07% lead, 2.20% zinc and 0.21% copper in Q3 2025. Recoveries were largely in line with the comparative period with the exception of copper that had 22% lower recoveries in the current period. Higher throughput, partially offset by lower grades, resulted in production of 682,903 oz, 14% higher than 598,689 oz in Q3 2025, as well as 15% higher lead, 24% higher zinc and 20% higher copper production. Throughput has been steadily increasing in 2026 but was offset by lower grades as the mining operations transition to different mine areas to optimize operations with the higher capacity plant. Operations continued to be impacted by labour shortages. Management is advancing capital improvement initiatives, including the mine development, expansion of the tailings storage facility, construction of the dry-stack tailings filtration plant, upgrades to camp accommodations and other site infrastructure in an effort to advance mining capacity and provide access to higher-grade mining areas.
Nine months ended September 30, 2026 (compared to the five months ended September 30, 2025)
During the nine months ended September 30, 2026, Kolpa processed 661,187 tonnes, a 110% increase compared to the same period of 2025 as the prior year included only five months of production following acquisition on May 1, 2025, as well as due to the plant expansion. The average silver grade was 96 g/t, with a recovery of 90.5%, resulting in silver production of 1,846,309 oz. Lead production totaled 17,650 tonnes, based on an average grade of 2.81% and a recovery of 94.9%. Zinc production was 11,389 tonnes, with an average grade of 2.03% and a recovery of 84.7%. Copper production reached 336 tonnes, with an average grade of 0.23% and a recovery of 22.1%. As noted above, with the expansion of the processing plant from average throughput of 2,057 tpd for the nine months ended September 30, 2025 to 2,422 tpd for the nine months ended September 30, 2026, the mining complex used lower grade material to feed the higher throughput processing plant in order to maintain production with an offsetting reduction in average grades processed.
Kolpa Operating Costs

Three months ended September 30, 2026 (compared to the three months ended September 30, 2025)
Direct operating costs per tonne were $137.50, slightly lower than the average costs of $141.92 per tonne incurred in Q3 2025. Operating costs per tonne decreased during the period due to the 31% higher throughput, partially offset by increasing labor costs resulting from a shortage of skilled mining personnel as well as increased employee participation costs. Direct costs per tonne were $149.06, 3% lower compared to $153.03 in Q3 2025, due to the drivers described above partially offset by the increase in cost of purchased third-party material, royalties, and Peruvian special mining tax as a consequence of a strengthening metal price environment in comparison to 2025.
During the three months ended September 30, 2026, Kolpa's cash costs were $15.30 per silver oz in comparison to $16.43 per oz incurred in Q3 2025. Lower cash costs were driven by the lower costs per tonne and higher by-product sales partially offset by lower grades of material processed in the period. Lower cash costs per oz as well as slightly lower sustaining capex costs and allocation of the corporate, general and administrative costs drove a lower AISC which was $25.40 per oz compared to $30.31 per oz in Q3 2025.
Nine months ended September 30, 2026 (compared to the five months ended September 30, 2025)
During the nine months ended September 30, 2026 direct operating costs per tonne were $147.18, compared to the $141.47 in the five months period from May 1 to September 30, 2025. Direct operating cost per tonne was impacted by increasing labor costs resulting from a shortage of skilled mining personnel as well as increased employee participation costs. During the nine months ended September 30, 2026, Kolpa's cash costs were $20.32 per silver oz compared to $14.64 in 2025, reflecting somewhat lower grades of materials being processed and higher direct operating costs per tonne. Inclusive of depreciation and share-based compensation, total production costs were $35.46 per oz compared to the $28.50 in 2025. AISC includes additional exploration, general and administrative, and somewhat higher sustaining capital expenditures totaling $29.84 per oz slightly higher compared to $28.51 incurred in 2025.

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TERRONERA
Production Results for the Three Months and Nine Months Ended September 30, 2026 and 2025

Three Months Ended September 30 (3)			TERRONERA	Nine Months Ended September 30 (3)
2026	2025	% Change		2026	2025	% Change
165,171	-	-	Ore tonnes processed	516,318	-	-
152	-	-	Average silver grade (g/t)	130	-	-
88.0	-	-	Silver recovery (%)	86.0	-	-
710,670	-	-	Total silver ounces produced	1,852,318	-	-
683,088	-	-	Payable silver ounces produced	1,775,653	-	-
1.80	-	-	Average gold grade (g/t)	1.91	-	-
75.0	-	-	Gold recovery (%)	73.4	-	-
7,157	-	-	Total gold ounces produced	23,301	-	-
6,885	-	-	Payable gold ounces produced	22,417	-	-
1,354,759	-	-	Silver equivalent ounces produced(1)	3,949,375	-	-
(0.20)	-	-	Cash costs per silver ounce ($)(2)	0.97	-	-
14.23	-	-	Total production costs per ounce ($)(2)	17.45	-	-
21.81	-	-	All in sustaining costs per ounce ($)(2)	23.46	-	-
155.52	-	-	Direct operating costs per tonne ($)(2)	173.72	-	-
180.23	-	-	Direct costs per tonne ($)(2)	202.50	-	-
(1)Silver equivalent ratio is calculated using a 90:1 Ag:Au ratio.
(2)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".
(3)As the asset was in development prior to October 1, 2025, no corresponding data is presented for those periods prior to that date. As such, year-over-year comparisons are not applicable and should be interpreted accordingly.
Terronera Production Results
Three months ended September 30, 2026
During the three months ended September 30, 2026, Terronera processed 165,171 tonnes of ore, 6% lower compared to 175,729 tonnes processed in Q2 2026. Lower throughput was caused by the blockade by members of the nearby Ejido community regarding their concerns over road maintenance, assistance with medical services and communications, control and access to water supply, and increased financial assistance from August 12 to August 23, 2026, when the blockade was removed. In August, and following the resolution of the blockade in September, Terronera's plant restarted and processed 60,313 tonnes in line with the plan.
Q3 2026 grades averaged 152 grams per tonne (gpt) compared to 126 gpt in Q2 2026 for silver and 1.80 gpt of gold compared to 1.87 in Q2 2026. Silver grade improved as planned production came from higher grade zones during the quarter.

Recoveries averaged 88.0% for silver and 75.0% for gold, slightly above the levels achieved in Q1 and Q2 2026 and in line with plan. Silver recoveries improved during the quarter trending from 85.6% in July and 86.2% in August, achieving a recovery of 91.1% in September reflecting the success of optimization work undertaken during the period.
As a result of the above factors, Terronera produced 710,670 oz of silver and 7,157 oz of gold in Q3, 2026 compared to 608,347 oz of silver and 7,666 oz of gold in Q2 2026.
Nine months ended September 30, 2026
During the nine months ended September 30, 2026, Terronera processed 516,318 tonnes of ore with average grades of 130 g/t silver and 1.91 g/t gold, producing 1,852,318 oz of silver and 23,301 oz of gold. With the exception of the blockade in August, average daily throughput remained largely consistent during this period. Terronera recoveries averaged 86.0% for silver and 73.4% for gold trending higher toward the end of the period as optimization work at the plant delivered results.
Despite throughput being in line with the plan, silver and gold production were slightly below plan due to the slightly lower grades resulting from mining in different areas of the mine, with grades gradually improving through the latter part of the nine months period.
Terronera Operating Costs
Three months ended September 30, 2026
During the three months ended September 30, 2026, Terronera's direct operating costs were $155.52 per tonne, a significant decrease from $169.49 in Q2 2026 and $195.11 in Q1 2026 as well as $222.57 per tonne during Q4 2025 when Terronera commenced commercial operations. The trend of decreasing costs per tonne reflects the transition from diesel to LNG fuel in Q3 2026, contractor demobilization and workflow optimization, as well as the ongoing cost optimization efforts during the ramp-up of the mine's first year of operations. Q3 costs were negatively impacted by lower than planned throughput driven by the blockade and as a result are slightly higher than the guided $130-140 range.
Cash costs were negative $0.20 per silver oz, lower than the $5.07 in Q2 2026 driven by the lower cost per tonne as noted above and higher silver production. AISC included additional exploration costs, general and administrative costs allocated to Terronera based on

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 11

production metrics, and sustaining capital expenditure. AISC in Q3 2026 was $21.81 per oz compared to $26.42 per oz in Q2 2026, reflecting lower underlying cash costs per oz relative to the second quarter of 2026 partially offset by slightly higher sustaining capital expenditure.
Nine months ended September 30, 2026
During the nine months ended September 30, 2026, direct operating costs per tonne were $173.72 and cash costs were $0.97 per silver oz higher than the guided $130-$140 cost per tonne and negative $1-$2 cash cost per silver oz, predominantly due to the lower production in the first half of the year and cost saving initiatives taking effect gradually throughout the year. Inclusive of depreciation and share-based compensation, total production costs were $17.45 per oz. Sustaining capex, exploration, general and administrative costs remained relatively flat throughout the period, resulting in AISC of $23.46 per ounce. AISC remained below the guided range of $28.00 - $29.00 primarily due to the lower sustaining capital expenditure incurred in the period due to the timing of certain site improvement projects.
BOLAÑITOS
On January 15, 2026, the Company completed the sale of Bolañitos; accordingly, the nine months ended September 30, 2026, results include production and operating costs of Bolañitos only up to the disposal date. During the 15-day period ended January 15, 2026, production results and operating costs at Bolañitos were approximately in line with plan and past performance.
Production Results for the Three Months and Nine Months Ended September 30, 2026 and 2025

Three Months Ended September 30			BOLAÑITOS	Nine Months Ended September 30
2026(2)	2025	% Change		2026(2)	2025	% Change
-	105,153	(100)%	Ore tonnes processed	13,988	300,320	(95)%
-	50	(100)%	Average silver grade (g/t)	47	55	(14)%
-	85.1	(100)%	Silver recovery (%)	86.2	82.8	4%
-	143,916	(100)%	Total silver ounces produced	18,396	439,605	(96)%
-	137,052	(100)%	Payable silver ounces produced	17,668	418,312	(96)%
-	1.36	(100)%	Average gold grade (g/t)	1.27	1.48	(14)%
-	89.0	(100)%	Gold recovery (%)	86.5	88.4	(2)%
-	4,091	(100)%	Total gold ounces produced	493	12,634	(96)%
-	3,968	(100)%	Payable gold ounces produced	476	12,265	(96)%
-	471,158	(100)%	Silver equivalent ounces produced(1)	62,765	1,450,287	(96)%
(1)Silver equivalent ratio for 2026 is calculated using a 90:1 Ag:Au ratio. Silver equivalent ratio for 2025 is calculated using an 80:1 Ag:Au ratio.
(2)Only includes the 15-day period ended January 15, 2026.
EXPLORATION AND EVALUATION
During the third quarter of 2026, the Company advanced exploration activities across its portfolio, with a continued focus on underground diamond drilling, for resource expansion and definition, geological mapping and sampling, underground development, environmental and permitting activities, and the advancement of future exploration targets and drilling programs. Across Guanaceví, Terronera, Pitarrilla and Kolpa, the Company completed 95 drill holes totaling 16,396 metres during Q3 2026. For the nine months ended September 30, 2026, the Company completed 251 drill holes totaling 47,625 metres across these properties. Total exploration and evaluation expenditures were $10.5 million for the quarter and $22.0 million for the nine months ended September 30, 2026.
At Terronera, during Q3 2026, the Company drilled 12 holes totaling 2,467 metres at a cost of $0.4 million, with activities focused on underground diamond drilling in the Terronera vein area. Results in the quarter include high-grade silver-gold intercepts in the Terronera vein, supporting ongoing work to expand and better define mineralization along strike and at depth. Additional activities during the quarter included planning and development of new underground drill stations, preparation of a drilling program targeting the La Luz vein, ongoing community, land access and permitting work associated with the project, and completion of the annual reclamation and reforestation program. For the nine months ended September 30, 2026, the Company completed 28 drill holes totaling 5,168 metres at Terronera at an aggregate cost of $1.1 million.
At Guanaceví, during Q3 2026, the Company drilled 6 holes totaling 1,719 metres at a cost of $0.3 million, with activities focused on underground diamond drilling in the deep part of the El Milache area to continue testing the Santa Cruz vein. Additional activities included development and preparation of underground drill stations at Level 2040, geological analysis of groundwater inflows encountered during drilling, preparation of access infrastructure to support future surface drilling, and completion of the annual reclamation and reforestation program. For the nine months ended September 30, 2026, the Company completed 20 drill holes totaling 5,855 metres at Guanaceví at an aggregate cost of $1.2 million.
At Kolpa, during Q3 2026, the Company drilled 72 holes totaling 11,220 metres at a cost of $1.7 million, with underground drilling focused on the Bienaventurada, Poderosa-Oeste and Marian-Paola areas. Exploration activities also included geological mapping and targeting work at the Cielo, Poderosa, and Toromachay targets, surface sampling programs, interpretation of structural controls on mineralization, and the design of follow-up drilling campaigns intended to support future resource growth and mineralized zone extensions. For the nine months ended September 30, 2026, the Company completed 185 drill holes totaling 31,088 metres at Kolpa at an aggregate cost of $4.1 million. Additionally, during the three and nine months ended September 30, 2026, the Company carried out 1,257 and 3,820 metres of exploration drift, respectively.

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In Chile, work progressed across Aida, Constanza, Karla and Catalina during Q3 2026. Activities included advancement of sectoral and environmental permits at Aida, renewal of exploration claims at Constanza, completion of road and drilling-platform preparation at Karla and Catalina, stakeholder engagement with government and community representatives, and preparation for planned drilling campaigns. During the quarter, the Company incurred $0.6 million of exploration costs in Chile. For the nine months ended September 30, 2026, exploration activities in Chile incurred $1.1 million of costs.
At Parral and other properties, the Company incurred $0.6 million of exploration costs during Q3 2026, with activities focused on routine site care and maintenance, including monitoring activities at the Veta Colorada Mine. Additional activities included claim maintenance, holding costs, contractor evaluations and planning activities at the Bruner and Baxter projects, including review of future drilling opportunities. In the nine months ended September 30, 2026, the Company incurred $1.5 million at Parral and various other exploration properties not discussed above, including administrative and corporate costs associated with exploration activities.
Pitarrilla Evaluation
At Pitarrilla during Q3 2026, the Company drilled 5 holes totaling 991 metres at a cost of $0.3 million targeting structures of interest, including Palmito, Danna, Victoria, the Pitarrilla Fault and Manto Pitarrilla. Exploration drilling was subsequently placed on hold as site activities focused on accumulating data to support the feasibility study. The feasibility study is expected to be complete in Q4 2026. For the nine months ended September 30, 2026, the Company completed 18 drill holes totaling 5,515 metres at Pitarrilla at an aggregate cost of $1.8 million.

Additionally, in Q3 2026 the Company incurred $6.5 million of costs related to the feasibility study with activities focused on underground ramp and crosscut development, water supply and hydrogeological studies, monitoring-well drilling, mine water management and pumping, ventilation and infrastructure work, shotcrete support in the Robbins raise and tailings facility engineering and environmental permitting activities. For the nine months ended September 30, 2026, the Company incurred $11.2 million of exploration costs related to ongoing engineering, underground development, hydrogeological drilling and monitoring, infrastructure advancement, and environmental and permitting activities supporting the Pitarrilla feasibility study.
CONSOLIDATED FINANCIAL RESULTS

Three months ended September 30, 2026 (compared to the three months ended September 30, 2025)
Revenue of $184.5 million in Q3 2026, net of $3.6 million of smelting and refining costs, has significantly increased compared to revenue of $142.8 million, net of $3.1 million of smelting and refining costs, in Q3 2025. Gross sales of $188.1 million in Q3 2026 are 29% higher than gross sales of $145.9 million for the same period in 2025.
The key drivers behind the higher gross revenue were higher realized prices partially offset by lower quantities of metal sold. During Q3 2026, the Company sold 1,900,368 oz silver and 9,499 oz gold, at realized prices of $62.42 and $4,290 per oz, respectively, compared to sales of 1,975,175 oz silver and 13,847 oz gold, at realized prices of $38.58 and $3,550 per oz, respectively, in the same period of 2025. This represents 4% lower silver oz sold, 31% lower gold oz sold. Lower sales were driven by timing of shipments and higher ending finished goods inventory at Guanaceví. During the quarter the Company realized 62% higher silver prices and 21% higher gold prices. For the three months ended September 30, 2026, the realized prices of silver and gold were within 1% of the average market prices. Silver and gold market prices averaged $62.59 and $4,260 per oz, respectively, compared to $39.38 and $3,458 per oz in the comparative period. Additionally, in Q3 2026 the Company recorded $11.7 million from sales of lead (2025: $10.4 million), $13.6 million from sales of zinc (2025: $8.8 million), $1.9 million from sales of copper (2025: $1.1 million), and $1.4 million from sales of other metals including antimony (2025: $0.2 million). Base metal sales flow from Kolpa which was acquired on May 1, 2025.
As at September 30, 2026, the Company's finished goods inventory included 423,401 oz of silver and 1,651 oz of gold, compared to 310,293 oz of silver and 1,299 oz gold at June 30, 2026. The cost allocated to these finished goods, together with base metals, was $24.6 million as at September 30, 2026, compared to $17.7 million at June 30, 2026. As at September 30, 2026, the total finished goods inventory fair market value was $32.8 million, compared to $23.3 million at June 30, 2026. The volume of finished goods inventory varies due to timing of the planned shipment of concentrate and doré to customers.
Cost of sales for Q3 2026 was $115.8 million, a decrease of 9% over the cost of sales of $127.2 million for Q3 2025. The decrease in the cost of sales compared to the prior period was primarily driven by the sale of Bolañitos which contributed $15.3 million to cost of sales in Q3 2025 and higher cost of sales at Guanaceví in the comparative period partially offset by higher cost of sales at Terronera during 2026 which was not yet in commercial production in Q3 2025, and higher cost of sales at Kolpa due to increased sales during the period.
The Company's mine operating earnings were $68.7 million in Q3 2026, $53.1 million higher than $15.6 million in the comparative period. This increase is due to the $34.8 million operating earnings from Terronera that incurred $3.6 million operating loss in Q3 2025 while in pre-production, $17.1 million higher operating earnings from Kolpa, $2.8 million higher operating earnings from Guanaceví, partially offset by the disposal of Bolañitos which contributed $5.2 to Q3 2025 mine operating earnings. General and administrative expenses of $4.7 million in Q3 2026 were lower than the $6.5 million incurred in the same period in 2025, primarily due to a $2.4 million decrease in DSU mark to market revaluation expense. Exploration expenses were $10.5 million compared to $7.3 million in Q3 2025, due to additional exploration and evaluation expenditures on advancing the Pitarrilla Project partially offset by lower project costs that were not eligible for capitalization (such as supervisory activities and allocated general and administrative costs) incurred in 2025 at Terronera; these did not recur in 2026 now that Terronera is in operation. As a result, the Company generated operating earnings of $53.5 million for the quarter (Q3 2025 - $1.8 million).
The Company recognized a foreign exchange loss of $0.5 million in Q3 2026 compared to $0.6 million gain in Q3 2025 due to the revaluation of monetary assets and liabilities held in currencies other than the US dollar. The Company recognized a $10.3 million loss on derivative contract revaluations (Q3 2025 - loss of $39.0 million), primarily from the $5.7 million loss on revaluation of the gold forward swap contracts due to the higher gold price at the end of September compared to the end of June (Q3 2025 - loss of $34.0 million), $4.8 million

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loss on revaluation of copper stream liability mainly due to the copper price increase during the period (Q3 2025 - loss of $2.2 million) and $1.2 million loss on Mexican peso forward contracts (Q3 2025 - gain of $1.6 million), partially offset by $1.3 million gain on the convertible note embedded derivative (Q3 2025 - nil). During Q3 2025, the Company also recognized a $4.5 million loss on silver collar contracts, the last of which was settled at the beginning of Q3 2026.
The Company incurred $5.7 million in finance charges (Q3 2025- $1.0 million) primarily related to the $5.1 million finance charge on unwinding the discount relating to the convertible notes established in December 2025 (Q3 2025 - $nil). Additionally, in Q3 2026 the Company recognized income of $2.5 million in investment and other income, compared to income of $0.1 million in Q3 2025 predominantly due to the $4.4 million interest income, including $1.7 million recognized on receipt of Mexican value added tax "Impuesto al Valor Agregado ("IVA") receivables at Terronera partially offset by $1.5 million loss on the revaluation of shares of Guanajuato Silver Company Ltd. ("Guanajuato Silver") received as part of the consideration on the sale of Bolañitos in January 2026 and $0.4 million of various other losses. This contributed to earnings before taxes for Q3 2026 of $39.5 million (Q3 2025 - loss of $37.5 million).
Income tax expense was $13.1 million in Q3 2026 compared to $4.5 million in Q3 2025. The $13.1 million is comprised of $14.2 million current income tax expense (Q3 2025 - expense of $10.7 million) and $1.1 million in deferred income tax recovery (Q3 2025 - recovery of $6.2 million). The current income tax expense consists of $5.0 million in special mining duty taxes (Q3 2025 - $2.4 million) and $8.8 million current income tax (Q3 2025 - $8.3 million) due to higher taxable earnings of the operating subsidiaries. The deferred income tax recovery of $1.1 million (Q3 2025 - recovery of $6.2 million) primarily relates to temporary timing differences arising from differences in the recognition of revenue for accounting and tax purposes.
Nine months ended September 30, 2026 (compared to the nine months ended September 30, 2025)
Revenue of $606.3 million, net of $11.9 million of smelting and refining costs, increased by $311.4 million compared to $294.9 million, net of $5.1 million of smelting and refining costs, for the nine months ended September 30, 2025. Gross sales of $618.2 million in the period are 106% higher than $300.0 million during the same period in 2025. Revenue has increased predominantly due to the $189.8 million comparatively higher revenue contribution at Terronera, which achieved commercial production on October 1, 2025, $125.8 million comparatively higher revenue from Kolpa, which was acquired on May 1, 2025, with the remaining increase caused by a $45.4 million increase in revenue from Guanaceví driven by higher metal prices partially offset by $49.6 million lower revenue from Bolañitos following its sale on January 15, 2026.
During the period, the Company sold 5,596,696 oz silver and 31,265 oz gold, at realized prices of $72.16 and $4,556 per oz, respectively, compared to sales of 4,682,170 oz silver and 30,816 oz gold (including precommercial production metals sold at Terronera), at realized prices of $35.07 and $3,308 per oz, respectively, in the same period of 2025. As noted above, this represents 20% more silver oz sold, 1% more gold oz sold, a 106% higher realized silver price and a 38% higher realized gold price. For the nine months ended September 30, 2026, the realized prices of silver and gold were within 1% of the average market prices. Silver and gold market prices averaged $73.21 and $4,544 per oz, respectively, compared to $35.04 and $3,205 per oz in the comparative period. Additionally, the Company recorded $32.2 million from sales of lead (2025: $17.2 million), $32.0 million from sales of zinc (2025: $14.4 million), $4.1 million from sales of copper (2025: $1.7 million), and $3.5 million from sales of other metals including antimony (2025: $0.6 million). Base metal sales flow from Kolpa, which was acquired on May 1, 2025.
Cost of sales for the nine months ended September 30, 2026, totaled $370.1 million, a 43% increase over $258.7 million in the same period in 2025. This increase was primarily driven by $78.9 million in cost of sales in Terronera which achieved commercial production on October 1, 2025, as well as by $65.2 million comparatively higher costs in Kolpa, where only five months of ownership were included in 2025 and daily throughput was lower prior to the plant expansion in Q1 2026, and $7.6 million higher costs at Guanaceví partially offset by the $40.3 million lower cost of sales at Bolañitos. These changes resulted in mine operating earnings of $236.2 million (2025 - $36.2 million).
Exploration and evaluation expenses were $22.0 million, compared to $16.7 million incurred in the same period of 2025, primarily due to $6.5 million higher evaluation costs related to the Pitarrilla feasibility study. General and administrative expenses of $12.2 million for the nine months ended September 30, 2026, were 34% lower compared to the $18.4 million incurred for the same period of 2025, primarily due to the $3.6 million of Kolpa business acquisition costs which were ineligible to be capitalized in 2025, and $4.8 million comparatively lower loss on revaluation of director's DSUs carried at fair market value. These changes resulted in operating earnings of $202.0 million (2025 - earnings of $1.1 million).
The Company incurred a loss on derivative valuation of $12.8 million (2025 - loss of $81.0 million) mostly driven by $6.4 million loss on silver collars (2025 - $4.5 million) and a $9.2 million loss on copper stream liability revaluation (2025 - loss of $3.4 million), and a $1.1 million loss on gold forward swap contracts (2025 - loss of $80.7 million), offset by a $3.6 million gain on convertible note early redemption derivative revaluation (2025 - nil) and $0.3 million gain on Mexican Peso forward contracts (2025 - gain of $7.6 million).
The Company recognized a foreign exchange loss of $0.2 million during the nine-month period ended September 30, 2026, compared to a foreign exchange gain of $0.3 million in 2025. The Company incurred $17.2 million in finance charges primarily consisting of $15.2 million from effective interest expense on convertible notes which were issued in December 2025, $0.9 million in reclamation liability accretion costs, $0.5 million in loan payable interest, with remaining interest costs related to leases, accounts payable and other. These finance charges are in comparison to $2.6 million for the same period in 2025, which were incurred primarily on $1.6 million loans payable, $0.8 million retirement obligation accretion and the remainder related to leases and other items. The Company recognized a $3.4 million investment and other loss compared to $2.3 million in investment and other income in 2025, resulting from recognizing a $9.9 million unrealized loss on marketable securities (2025 - gain of $0.8 million) predominantly due to the revaluation of shares of Guanajuato Silver. This loss was partially offset by $8.8 million in interest income (2025 - $1.8 million), and $2.3 million of various other losses (2025 - income of $0.2 million) including loss on revaluation of contingent liabilities.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 14

Income tax expense was $47.1 million for the nine month period ended September 30, 2026, compared to $15.4 million for the same period in 2025. The $47.1 million tax expense is comprised of $58.7 million in current income tax expense (2025 - $25.0 million) and a recovery of $11.6 million in deferred income tax (2025 - recovery of $9.6 million). The current income tax expense includes $16.6 million in special mining duty taxes and is higher than the comparative period due to higher taxable earnings in the current period. The deferred income tax recovery of $11.6 million is derived from changes in temporary differences between the timing of deductions for accounting purposes compared to deductions for tax purposes.
KEY ECONOMIC TRENDS
Precious Metal Price Trends
The prices of silver and gold are a critical factor in determining profitability and cash flow from operations. The financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold.
During the nine months ended September 30, 2026, the average price of silver was $73.21 per oz, with silver trading between $55.29 and $118.45 per oz. This compares to an average of $35.04 per oz for the nine months ended September 30, 2025, with a low of $29.41 and a high of $46.95 per oz. For the nine months ended September 30, 2026, the Company realized an average price of $72.16 per silver oz compared with $35.07 per silver oz for the nine months ended September 30, 2025.
During the nine months ended September 30, 2026, the average price of gold was $4,544 per oz, with gold trading between $3,993 and $5,298 per oz. This compares to an average of $3,205 per oz for the nine months ended September 30, 2025, with a low of $2,633 and a high of $3,834 per oz. For the nine months ended September 30, 2026, the Company realized an average price of $4,556 per oz compared with $3,308 per oz for the nine months ended September 30, 2025.
Several factors drove these large changes in gold and silver prices; global tensions, including ongoing conflicts in Ukraine, Iran and elsewhere in the Middle East, expectations of slower economic growth, concerns over U.S. trade policies, and tariffs pushed investors and central banks toward gold and silver to diversify away from the U.S. dollar and other fiat currencies. These dynamics propelled precious metals into record price territory, with gold and silver reaching all-time peaks of $5,298 per oz of gold in March 2026 and $118.45 per oz of silver in January 2026. Beyond the safe haven characteristics of silver, there has been a growing sense of optimism in the silver market, driven by industrial demand and supply constraints. The global push towards electrification, renewable energy, solid state batteries, and electric vehicles is expected to increase the demand for silver in industrial applications. Silver plays an indispensable role in solar panels, batteries, and other key technologies, positioning it as a strategic metal in the clean energy transition. Over this same period of industrial demand growth, the silver market has faced supply-demand deficits in recent years, with exploration, new discoveries and new production not keeping pace with mineral resource depletion. A lack of new major projects coming online is creating a supply-demand imbalance that has supported the rise in the silver price since the beginning of 2025 and especially noted in early 2026. While precious metal prices have softened during the third quarter of 2026, analyst consensus for the next year remains above $65 per oz of silver and $4,500 per oz of gold.
Currency Fluctuations
The Company's operations are located in Mexico and Peru, therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos and Peruvian soles. The Company's corporate activities are based in Vancouver, Canada with a portion of these expenditures being denominated in Canadian dollars.
During the nine months ended September 30, 2026, the Mexican peso strengthened and then weakened toward the end of September, so much so that it ended the period with no significant net change against the U.S. dollar compared to December 31, 2025. The average foreign exchange rate was $17.41 Mexican pesos per U.S. dollar, with the peso trading within a range of $16.87 to $18.10. The average rate was 11% stronger than the comparative period in 2025 where the peso traded at an average of $19.48 pesos per U.S. dollar, with a range of $18.32 to $20.88 Mexican pesos per U.S. dollar. This stronger Mexican peso in the nine months ended September 30, 2026, compared to the same period in 2025 drove relatively higher costs when translated into U.S. dollars for financial reporting.
During the nine months ended September 30, 2026, the Peruvian sol experienced notable volatility relative to its historical stability and weakened slightly against the U.S. dollar, primarily during Q1 of 2026. The average rate in Q3 2026, was 6% lower than in the comparative period in 2025, with the stronger Peruvian sol resulting in higher U.S. dollar costs on expenditures denominated in soles. The average foreign exchange rate during the nine month period was $3.42 Peruvian soles per U.S. dollar, with the sol trading within a range of $3.35 to $3.54.
Cost Trends
As discussed above, the impact of higher metal prices has a key impact on the Company's cost per tonne; a $1.00 per oz increase in the silver price increases cost per tonne by $0.50 at Kolpa, by $0.90 at Terronera, and by $3.80 at Guanaceví. The higher precious metal prices experienced during the nine months ended September 30, 2026, had a negative impact on underlying cost per tonne due to the higher cost of purchased third-party material, higher royalties, higher special mining duties and higher profit participation payments to employees. Furthermore, the Company's profitability is subject to industry-wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour and energy intensive and approximately 30% of the Company's production costs are directly tied to labour; with a higher metal price environment more mining operations in Mexico and Peru have been re-started or expanded and there has been a resulting increase in skilled labour compensation. Furthermore, 10-15% of the Company's costs are tied to the cost of energy. Notably since the commissioning and ramp up of Terronera, the impact of diesel costs to power much of the mine and plant operations has been significant, with oil prices increasing during the period due to supply disruptions

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 15

caused by the ongoing conflicts in the Middle East. At Terronera, the LNG plant began commissioning in June and is now operating, the LNG plant had a positive impact on cost per tonne at Terronera during Q3. To mitigate the impact of higher labour, power and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity.
ANNUAL OUTLOOK
2026 Production and Cost Guidance Update
Despite the Q3 blockade at Terronera and the temporary reduction in capacity at Guanaceví, throughput for the nine months ended September 30, 2026 was in line with guidance. Silver production was slightly below the lower end of the guidance range due to lower grades at Guanaceví, while gold production was slightly below the guidance range due to lower gold grades at Terronera during the first nine months of the year. Production of other metals was in line with guidance. Based on results to date and expected Q4 production, the Company is revising its 2026 silver production guidance at Guanaceví and narrowing the ranges of production in Terronera and Kolpa for a total revised range of silver production of 7.8 and 8.1 million ounces. The Company is also revising Terronera's gold production range while tightening the range at Guanaceví for a revised consolidated gold production guidance range of 42,000 - 43,500 ounces.

		Revised Guidance				Previous Guidance
		Terronera	Guanaceví	Kolpa	Consolidated	Consolidated
Silver Production	M oz	2.5 - 2.6	2.9 - 3.0	2.4 - 2.5	7.8 - 8.1	8.3 - 8.9
Gold Production	K oz	31.0 - 32.0	11.0 - 11.5	–	42.0 - 43.5	46.0 - 48.0
Silver Eq Production(1)	M oz	5.3-5.5	3.9 - 4.0	4.5 - 4.8	13.7 - 14.3	14.6 - 15.6
(1)Silver equivalent for 2026 guidance is calculated using the following ratios: 90 silver oz to 1 gold oz; 45 silver oz to 1 lead tonne; 61 silver oz to 1 zinc tonne; 238 silver oz to 1 copper tonne.
Consolidated Operating Costs
Cost improvement initiatives taken over the nine months period ended September 30, 2026 yielded a positive result and have reduced direct operating cost per tonne throughout the year. However, due to the longer-than-expected transition to liquified natural gas ("LNG"), timing of contractor demobilization, workflow optimization and other cost-saving initiatives, as well as lower throughput caused by the blockade at the Terronera mine, costs in the first nine months of the year were higher than planned.
As a result 2026 direct operating costs per tonne at Terronera are expected to be higher than previously guided. Accordingly, the Company is revising its 2026 direct operating cost guidance at Terronera to a range of $170 - $180 per tonne, and as a consequence, the Company is revising its 2026 consolidated direct operating cost guidance to a range of $155 - $165 per tonne.

		Revised Guidance				Previous Guidance
		Terronera	Guanaceví	Kolpa	Consolidated	Consolidated
Direct operating costs per tonne	$/t	$170 - $180	$180 - $190	$130 - $140	$155 - $165	$140 - $150

Direct cost per tonne, cash costs net of by-product credits and AISC net of by-product credits were guided based on silver and gold prices of $36.00 and $3,240 per ounce, respectively. Higher-than-forecast metal prices resulted in higher costs for third-party material purchases and royalties on a per-tonne basis. Higher metal prices also increased profitability, resulting in higher Mexican and Peruvian special mining taxes and employee profit participation costs. Labour costs also increased due to a shortage of skilled mining personnel in a more competitive labour market. Higher metal prices also impacted by-product credits which somewhat offset above cost drivers depending on the operation and specific by-product metal market and the mix of metals produced. With higher prices, these costs will be at the top end of guidance, however the Company is not revising guidance related to these metrics as their fluctuation from the guided range is overwhelmingly tied to the external market factors outside the Company's control.
For every $1.00 increase in silver price per oz, direct costs per tonne would be expected to rise by approximately $0.90 at Terronera, $3.80 at Guanaceví, and $0.50 at Kolpa, reflecting the impact of royalties, duties, and third-party purchases.
Consolidated cash costs in Q3 2026 were $16.55, lower than the costs in the first half of 2026 and higher than the guided consolidated cost of $12.00-$13.00 due to the reasons discussed above.
Consolidated direct operating costs per tonne for three and nine months ended September 30, 2026, were $152.26 and $166.24 per tonne, respectively.
2026 Planned Capital Expenditures
The Board of the Company has approved an expanded capital program for 2026, in light of current market conditions. As a result, the Company's expected sustaining and growth capital expenditure has increased to $181.4 million from the previously estimated plan of $157.8 million.
At Kolpa, an additional $18.1 million of capital expenditure includes $2.2 million for sustaining activities and $15.9 million for expansionary capital. This primarily relates to projects required following the plant's successful expansion to 2,500 tonnes per day, including expansion-

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related projects driven by increased requirements imposed by local authorities, expansion of the tailings facility to accommodate the increased plant capacity, construction of a new water treatment plant, expected to commence in 2026 and be completed in 2027, and new power substations required to support current operating levels and the anticipated additional demand from the waste plant and water treatment plant.
At Guanaceví, $5.5 million additional capital expenditure includes $1.0 million for sustaining activities, and $4.5 million for expansionary activities. This primarily relates to the expansion of the tailings facility and roads, projects which have been brought forward due to operating requirements and the potential addition of further mineral resources.

Project	Sustaining Mine Development	Sustaining Other Capital	Total Sustaining Capital	Growth Capital	Total Capital
Terronera	32.9 million	23.8 million	56.7 million	-	56.7 million
Guanaceví	14.1 million	11.4 million	25.5 million	4.5 million	30.0 million
Kolpa	3.0 million	9.0 million	12.0 million	32.6 million	44.6 million
Pitarrilla	-	-	-	48.0 million	48.0 million
Exploration	-	-	-	1.8 million	1.8 million
Corporate	-	-	-	0.3 million	0.3 million
Total	50.0 million	44.2 million	94.2 million	87.2 million	181.4 million
Capital Investments
In 2026, Endeavour plans to invest $94.2 million in sustaining capital across its three operating mines. At budgeted metal prices, these investments are expected to be funded from operating cash flows.
At Terronera, $56.7 million is being allocated to capital projects, including $32.9 million for 9,000 metres of mine development at the Terronera vein. The remaining $23.8 million will support one-time mine and plant infrastructure enhancements, including the transition from diesel to LNG, construction of a new warehouse, expansion of accommodations by increasing bed capacity and other key initiatives designed to strengthen operational efficiency and sustainability.
At Guanaceví, $25.5 million is being invested in capital projects, with the largest component being 4,500 metres of mine development at El Curso and Milache for an estimated $14.1 million. An additional $8.8 million will be for mine infrastructure and equipment, $1.5 million for plant equipment and tailings storage facility expansion, and $1.1 million for various surface infrastructure and equipment upgrades.
At Kolpa, $32.6 million is being invested in capital projects, including $3.1 million for 3,500 metres of mine development in the Bienaventurada and Poderosa areas. A further $9.0 million will be for mine infrastructure, equipment, and building improvements. Growth capital expenditures of $32.6 million will support the plant expansion to 2,500 tonnes per day, including the installation of a new ball mill, upgrades to flotation cells and expansion of the tailings storage facility. The $32.6 million includes the revised estimate discussed above.
The Company is also spending $2.1 million to maintain exploration concessions, acquire mobile exploration equipment, and support corporate infrastructure.
Pitarrilla
Endeavour will continue advancing the Pitarrilla project in 2026 with an estimated investment of $65.8 million, which includes $15.0 million for the feasibility study, $2.8 million for exploration work including 8,550 metres of drilling, and $48.0 million in capital expenditures. Capital spending includes $10.4 million for mine equipment, $4.0 million for additional equipment, $11.2 million for camp, warehouse, and surface infrastructure, $7.0 million to complete 1,300 metres of underground development, and $15.4 million in other indirect project costs, including contingency. Due to the timing of certain capital expenditures, the Company does not expect to incur the full $65.8 million of expenditures planned for 2026, with projects and activities expected to shift into 2027. The timing of these activities has been impacted by the timing of the feasibility study and the receipt of required permits and licenses.
During the three and nine months ended September 30, 2026, the Company invested $2.5 million and $7.1 million respectively in Pitarrilla's property, plant and equipment. Project expenditures at Pitarrilla do not qualify for capitalization until the project formally transitions to the development stage and these costs are expensed through the statement of earnings and loss as exploration costs. Management expects the pace of investment to ramp up in the remainder of 2026, as permitting goals are achieved, and feasibility study work advances.
LIQUIDITY AND CAPITAL RESOURCES
The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debt as well as production cash flows. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.
Management of the Company believes that operating cash flow and existing current assets will be sufficient to cover capital requirements and meet its short-term obligations for at least the next twelve months. The Company continues to assess financing alternatives, including equity or debt or a combination of both, to fund future growth. As of September 30, 2026, the Company has $35.3 million of capacity available under the at-the-market distribution facility which remains available through the prospectus supplement dated July 10, 2025.

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On August 5, 2026, the Company entered into a secured Revolving Credit Facility (“RCF”) with an initial commitment of $25 million, an accordion feature permitting expansion up to an aggregate maximum facility size of $100 million subject to lender approval, and a maturity date of August 5, 2029. As at September 30, 2026 no amounts were drawn under the facility and $25.0 million remains available to the Company.

Expressed in millions of U.S. dollars	As at September 30, 2026	As at December 31, 2025

Current assets	$453.3	$423.2
Current liabilities	206.6	276.8
Working capital surplus	$246.7	$146.4

As at September 30, 2026, the Company had a working capital surplus of $246.7 million compared to $146.4 million as of December 31, 2025 (including $26.1 million of net current assets classified as held for sale). The $100.3 million increase in working capital during the period was predominantly caused by a $72.5 million increase in cash, a $43.6 million decrease in derivative liabilities, a $19.8 million increase in accounts and other receivables, a $18.3 million decrease in accounts payable, accrued liabilities and other, and a $17.2 million increase in inventories, a $6.3 million decrease in loans payable partially offset by $26.1 million in net assets held for sale, $38.4 million decrease in IVA receivables, a $9.8 million increase in the contingent payment liability and a $8.6 million increase in income taxes payable combined with other small offsetting changes in current assets and liabilities. The higher cash, receivables and income taxes payable balances are largely driven by higher production and profitability during 2026 compared to 2025. Inventory balances increased due to the quantity of metals held in finished goods at the end of the period and the decrease in IVA receivables was caused by a partial receipt of IVA at Terronera. The decrease in current derivative liabilities was caused by a $88.1 million repayment during the period partially offset by the revaluation of the remaining liability as of September 30, 2026. The lower loans payable balance is predominantly caused by the final repayment of the debt facility for Terronera (the "Debt Facility") in June 2026 and lower accounts payable, accrued and other liabilities are mainly a result of Terronera's project related spending declined at the end of 2025 and vendor accounts were settled. Working capital includes $25.4 million of IVA receivables (December 31, 2025 - $63.8 million) which is expected to be recovered within twelve months.
Three months ended September 30, 2026 (compared to the three months ended September 30, 2025)

Cash from operating activities

During Q3 2026, operating activities generated cash flow of $76.5 million compared to $27.1 million in Q3 2025, while the Company released $28.1 million in working capital in Q3 2026 (Q3 2025 - released $13.4 million). The positive contribution from working capital was driven by the IVA refund offset by the buildup of inventory and AP settlements. Higher metal prices and metal production helped generate stronger cash flow and as a result cash flow from operations before working capital changes was $48.4 million in Q3 2026, compared to $13.7 million in Q3 2025. Operating cash flow in the period was negatively impacted by $21.9 million repayment of the gold forward swaps and silver collars (Q3 2025 - $3.8 million) while the comparative period was positively impacted by $1.1 million receipts of precious metal prepayments from customers.
Cash used in investing activities
During Q3 2026, investing activities used net cash of $19.3 million compared to $34.4 million in Q3 2025. Payments for mineral properties, plant and equipment totaled $27.3 million in Q3 2026 compared to $34.7 million in Q3 2025 due to higher capital growth investment at Terronera in 2025 during construction, which was partially offset by $4.5 million interest cash received during Q3 2026 compared to $0.3 million in 2025 as a result of higher cash balances on hand.
Of the $27.3 million invested in mineral properties, plant and equipment during Q3 2026, $12.1 million was at Terronera, most significant of which was $6.7 million on mine development, and $5.4 million on equipment and infrastructure. At Kolpa during the third quarter of 2026, $9.0 million was invested, primarily on equipment and infrastructure related to the plant capacity expansion. At Guanaceví, the Company invested $3.1 million, with $2.7 million spent on mine development and $0.4 million on equipment and infrastructure. Capital expenditure of $2.5 million was related to Pitarrilla and $0.5 million outflow was related to working capital changes related to capital items as well as corporate and exploration investments.
Cash from (used in) financing activities
Financing activities for the three month period ended September 30, 2026, used $4.4 million, compared to providing $12.1 million in the same period of 2025. During Q3 2026, the Company repaid $2.8 million of copper stream liability, $0.8 million of loans payable and $0.7 million in interest payments and received $0.2 million of cash in other types of activities. By comparison, in Q3 2025, the financing cash flows provided $14.8 million from public equity offerings and $6.0 million from exercise of options while using $3.8 million in repayments on loans and lease liabilities, and $3.6 million in interest payments as well as $1.3 million in repayment of copper stream. Interest payments were higher in the comparative period as the Company had drawn the $120.0 million Debt Facility.
Nine months ended September 30, 2026 (compared to the nine months ended September 30, 2025)
Cash from operating activities
During the nine months ended September 30, 2026, operating activities generated cash flow of $137.0 million compared to $52.0 million in the same period of 2025, while the Company released $4.9 million from working capital during the period (2025 - released $15.6 million).

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Higher metal prices and metal production helped generate stronger cash flow and, as a result cash flow from operations before working capital changes was $132.1 million in 2026, compared to $36.3 million in 2025. Operating cash flow in the current period was negatively impacted by the $88.1 million repayment of the gold forward swaps and silver collars (2025 - $3.8 million) while in the comparative period being positively impacted by $14.6 million receipts of precious metal prepayments from customers that did not recur in 2026.
Cash used in investing activities
During the nine months ended September 30, 2026, investing activities used net cash of $54.5 million compared to $200.4 million in 2025. Payments for mineral properties, plant and equipment totaled $94.3 million in 2026 compared to $130.4 million in 2025 due to higher capital growth investment at Terronera during construction in 2025. In 2026, the Company has received net proceeds of $31.0 million from the sale of Bolañitos, opposed to 2025 when the Company invested $72.8 million in the acquisition of Kolpa.
Of the $94.3 million invested in mineral properties, plant and equipment during the nine months ended September 30, 2026, $31.4 million was invested at Terronera, most significant of which were $22.5 million on mine development and $8.9 spent on mobile equipment and infrastructure. At Kolpa, during the nine months ended September 30, 2026, $24.9 million was invested, of which most notably $21.0 million on equipment and infrastructure primarily related to the plant capacity expansion and $2.8 million related to mine development. At Guanaceví, the Company invested $15.8 million, with $11.0 million spent on mine development and $4.8 million on equipment and infrastructure. Exploration segment investments totaled $8.0 million, of which $7.1 million related to Pitarrilla. Remaining investment was related to working capital changes related to prior year capital development settled in current period primarily at Terronera as well as corporate and exploration investments.
Cash from (used in) financing activities
Financing activities for the nine months ended September 30, 2026, used $16.9 million, compared to providing $98.8 million in the same period of 2025. During the nine months ended September 30, 2026, the Company paid $7.8 million in principal repayments on loans (2025 - $7.0 million) and $1.0 million lease liabilities (2025 - $0.7 million), $6.7 million on repayment of copper stream liability (2025 - $1.8 million), $1.2 million in interest payments (2025 - $9.8 million) and $1.6 million in settlements of withholding tax related to the performance share units, partially offset by $1.4 million receipts related to the exercise of options (2025 - $6.8 million). In contrast during the same period of 2025, the Company received $61.3 million from public equity offerings, $35.0 million from copper stream prepayment and $15.0 million from draws on loans payable.
Equity financings

On May 27, 2025, the Company filed an updated Base Shelf prospectus, and on July 10, 2025, issued a prospectus supplement for an offering of up to $60.0 million of shares through an ATM facility of which $35.3 million remains available as of September 30, 2026.
On November 27, 2024, the Company completed a bought deal equity offering for the issuance of a total of 15,825,000 common shares at a price of $4.60 per share, which raised gross proceeds of $72.8 million. The net proceeds for this financing as at September 30, 2026, have been used as follows:

Use of proceeds (millions)
Net proceeds received	$68.6
Advancing Pitarrilla project	33.4
Allocated to working capital	$35.2

Debt financings
On October 6, 2023, the Company, through its wholly-owned subsidiary Terronera Precious Metals, S.A. de C.V. entered into a credit agreement with Société Generale and ING Capital LLC (together with ING Bank N.V.) for a senior secured debt facility for up to $120 million (the "Debt Facility"), subsequently amended to $135.0 million and fully drawn during 2025. $130 million of the Debt Facility was repaid in December 2025, with the final balance of the facility being repaid during June 2026.
On August 5, 2026 the Company entered into a secured revolving credit facility with a committed amount of $25.0 million and an accordion feature permitting expansion to up to an aggregate maximum facility size of $100.0 million, subject to lender approval. As at September 30, 2026, no amounts had been drawn under the facility.
Contingencies
The Company has a number of disputes with the Mexican tax authorities as disclosed in the MD&A for the year ended December 31, 2025, which are currently being addressed in the Mexican court process, and judgment is used to assess the likelihood of outcomes in favour of the Company and the recognition of any liabilities. The Company is also required to use judgment to determine certain tax treatments in calculating income tax expense and IVA. These judgments are subject to various uncertainties. From time to time, Mexican authorities may apply, re-interpret legislation or disregard precedents and it is possible that these uncertainties may be resolved unfavorably for the Company.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 19

Capital Requirements
As of September 30, 2026, the Company held $287.9 million in cash and cash equivalents and had a working capital surplus including cash of $246.7 million. The Company may be required to raise additional funds through future debt or equity financings in order to carry out other business plans.
Contractual Obligations
The Company had the following undiscounted contractual obligations including interest, as at September 30, 2026:

Payments due by period (in millions of U.S. dollars)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Capital asset purchases	$0.2	$0.2	$-	$-	$-
Accounts payable, accrued liabilities and other	102.1	102.1	-	-	-
Loans payable	5.2	2.8	2.4	-	-
Lease liabilities	1.3	0.8	0.5	-	-
Other contracts	0.2	0.1	0.1	-	-
Reclamation obligations	28.5	-	7.6	0.6	20.3
Gold forward swaps	50.9	50.9	-	-	-
Copper stream liability	62.4	9.2	18.4	17.1	17.7
Contingent payment	10.0	10.0	-	-	-
Convertible note debenture	354.0	0.9	1.8	351.3	-
Total	$614.8	$177.0	$30.8	$369.0	$38.0

FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS
As at September 30, 2026, the carrying and fair values of the Company's financial instruments by category were as follows:

	As at September 30, 2026		As at December 31, 2025
Expressed in millions of U.S. dollars	Carrying value	Estimated Fair value	Carrying value	Estimated Fair value
Financial assets:
Cash and cash equivalents	$287.9	$287.9	$215.4	$215.4
Other investments	11.4	11.4	1.0	1.0
Trade and other receivables	42.3	42.3	23.8	23.8
Derivative assets	11.6	11.6	9.1	9.1
Loan receivable	2.6	2.6	2.6	2.6
Deferred consideration	8.2	8.2	-	-
Total financial assets	$364.0	$364.0	$251.9	$251.9

Financial liabilities:
Accounts payable, accrued liabilities and other current liabilities	$102.1	$102.1	$120.4	$120.4
Derivative liabilities	50.5	50.5	130.3	130.3
Copper stream liability	47.2	47.2	44.7	44.7
Contingent payment	9.8	9.8	8.8	8.8
Loans payable	4.8	4.8	12.7	12.7
Senior convertible notes	245.9	238.1	231.2	231.2
Total financial liabilities	$460.3	$452.5	$548.1	$548.1

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 20

Fair value hierarchy
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Assets and liabilities as at September 30, 2026 that are measured at fair value on a recurring basis include:

As at September 30, 2026
Expressed in millions of U.S. dollars	Level 1	Level 2	Level 3	Total
Financial Assets:
Other investments	$11.4	$-	$-	$11.4
Accounts and other receivables	-	37.7	-	37.7
Derivative assets	-	-	11.6	11.6
Deferred consideration	-	-	8.2	8.2
Total financial assets	$11.4	$37.7	$19.8	$68.9

Financial Liabilities:
Cash-settled deferred share units	$8.1	$-	$-	$8.1
Derivative liabilities	-	50.5	-	50.5
Copper stream liability	-	-	47.2	47.2
Contingent payment	-	-	9.8	9.8
Total financial liabilities	$8.1	$50.5	$57.0	$115.6
Other investments
The Company holds marketable securities classified as Level 1 and Level 3 in the fair value hierarchy. The fair values of Level 1 investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. For Level 3 investments, which consist of share purchase warrants where inputs are not observable, the estimated fair value is determined by using an option pricing model. Changes in fair value on available for sale marketable securities are recognized in earnings or loss.
Trade receivables
The trade receivables consist of receivables from provisional silver and gold sales. The fair value of receivables arising from concentrate and doré sale contracts that contain provisional pricing mechanisms is determined using the appropriate forward metal prices applicable to the quotation period specified in the relevant sales contracts and quoted in the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.
Deferred consideration
As part of the sale of Bolañitos, the Company is entitled to receive up to $10.0 million of deferred consideration, payable in two installments of $5.0 million each upon Bolañitos achieving the cumulative production milestones of two million and four million silver-equivalent ounces, respectively. The deferred consideration represents a financial asset measured at fair value through profit or loss and is re-measured at the end of each reporting period, with changes in fair value recognized in profit or loss. Deferred consideration is valued using a probability weighted discounted cash flows with key assumptions being likelihood and timing of the milestones being reached. It is classified as Level 3 in the fair value hierarchy.
Derivative assets
The Company's derivative assets consist of the early redemption derivative asset embedded in the convertible senior notes, which is valued using a FINCAD model with key assumptions including underlying stock volatility and the Company's credit spread. This instrument is classified as Level 3 in the fair value hierarchy.
Deferred share units ("DSUs")
The Company previously issued DSUs to independent directors of the Company under a plan which has since been replaced. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director's retirement. The DSUs are classified as Level 1 in the fair value hierarchy. The liability is determined based on a market approach reflecting the closing price of the Company's common shares at the reporting date. Changes in fair value are recognized in general and administrative expenses.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 21

Copper stream liability
The Company entered into a copper stream agreement on copper produced by Kolpa. Under the copper stream agreement, the Company received a $35.0 million prepayment used to finance the cash consideration of the Kolpa acquisition on May 1, 2025. The copper stream liability is classified as Level 3 in the fair value hierarchy and measured at fair value through profit or loss. The stream is valued using a discounted cash flow model based on current market and operational assumptions. The key unobservable inputs used in the valuation include a discount rate, reflecting credit risk and asset-specific risk, and copper price forecasts, based on observable forward price curves over the expected production term. Valuation involves significant management judgment related to the life-of-mine production schedule, including expected output timing and volumes.
Contingent payment
Part of the consideration in the acquisition of Kolpa included a deferred payable totaling up to $10.0 million, contingent upon the silver-equivalent ounces stated in Kolpa's future technical report and payable upon the filing of the technical report. The contingent consideration is valued using a discounted cash flow model and it is classified as Level 3 in the fair value hierarchy.
Derivative liabilities
The Company holds certain gold forward swap contracts to hedge against fluctuations in gold price. The fair values of the gold forward swap contracts are determined using mark-to-market values provided by counterparties. These valuations are based on observable market inputs, including gold spot price, forward price curve and interest rate curves. Accordingly, the instruments are classified as Level 2 in the fair value hierarchy. Derivative liabilities further include foreign exchange contracts used to hedge a portion of the Company's operating expenditures incurred in Mexican pesos. The fair value of the foreign exchange forward contracts is determined using mark-to-market values provided by counterparties. These valuations are based on observable market inputs, including spot rates, forward foreign exchange rates and interest rate curves. Accordingly, the instruments are classified as Level 2 in the fair value hierarchy.
Financial Instrument Risk Exposure and Risk Management
The Company is exposed to a variety of financial instrument related risks. The board of directors approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed are provided as follows:
Credit Risk
The Company is exposed to credit risk on its bank accounts, accounts receivable and loan receivable. Credit risk exposure on bank accounts is limited through maintaining the Company's balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value-added tax receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate and doré inventory to reputable metal traders and other customers. The loan receivable relates to the remaining proceeds from the sale of the El Compas mine to Grupo ROSGO. There has been no indication of a change in the creditworthiness of the counterparty to the loan receivable since the initial recognition.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continually monitoring forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support its normal operating requirements and development plans. The Company aims to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, and its committed and anticipated liabilities.
The Company's Mexican subsidiaries pay IVA on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, a smaller portion of IVA refund requests are denied from time to time based on the alleged lack of compliance with certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on delayed refunds as well as any denied refunds. The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.
Market Risk
The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.
Foreign Currency Risk - The Company's operations in Mexico, Peru and Canada make it subject to foreign currency fluctuations. Certain of the Company's operating expenses are incurred in Mexican pesos, Peruvian soles and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently impact the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity. The Company hedges a portion of operating expenditures incurred in Mexican pesos. As of September 30, 2026, the Company had $27.0 million in Mexican peso forward contracts with a weighted average rate of 17.79 pesos per U.S. dollar.
Interest Rate Risk - The interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the outstanding equipment financing obligations bear interest at fixed rates. The Company has no loan payable arrangements with exposure to changes in future cash flows attributable to changes in market interest rates as of September 30, 2026.
The Company is exposed to interest rate risk on its cash and cash equivalents. The interest earned on cash and cash equivalents is based on bank account interest rates which may fluctuate. Based on the exposure as of September 30, 2026, a 1% change in the interest rates would result in an increase or decrease of approximately $2.9 million in interest earned by the Company at an annual level. The Company has not entered into any derivative contracts to manage the interest rate risk.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 22

Commodity Price Risk - The Company is subject to commodity price risk related to silver, gold, lead, zinc, and copper. Fluctuations in the market prices of these metals can have a direct and immediate impact on the valuation of related financial instruments, non-financial assets, and overall net earnings. Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors.
As of September 30, 2026, unfinalized sales of 327,464 oz of silver and 1,652 oz of gold as well as trivial amounts of base metals, which do not have a final settlement price and the estimated revenues have been recognized using one month forward metal prices. As at September 30, 2026, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue and the associated receivable of $2.7 million.
On March 28, 2024, the Company entered into gold forward swap contracts for 68,000 oz, a portion of the expected gold sales in the first three years of production, to hedge against fluctuations in gold prices. As of September 30, 2026, 26,229 oz remain outstanding with a forward price of $2,311 per oz of gold.
In September 2025, in relation to the amendment to the Debt Facility, the Company implemented un-margined zero cost collars for 968,000 oz of silver with a price range of $31 to $42. The related liability was settled in cash on July 2, 2026, and the Company had no outstanding silver collar positions as at September 30, 2026.
OUTSTANDING SHARE DATA
As of November 9, 2026, the Company had the following securities issued and outstanding:
•296,227,259 common shares;
•1,109,244 stock options;
•934,260 performance share units;
•645,299 equity settled DSUs.
•459,853 restricted share units.
•Convertible senior notes with a potentially dilutive impact of 28,101,150 shares.
As at September 30, 2026, the Company's issued share capital was $984.4 million (December 31, 2025 - $981.2 million), representing 296,227,259 common shares (December 31, 2025 - 295,409,593). The Company also had options outstanding to purchase 1,109,244 common shares (December 31, 2025 - 1,671,794) with a weighted average exercise price of CAD$4.29 (December 31, 2025 - CAD$4.13), 934,260 performance share units (December 31, 2025 - 1,214,900), 645,299 equity settled DSUs (December 31, 2025 - 598,437), 459,853 restricted share units (December 31, 2025 - 363,520), as well as convertible senior notes with $350.0 million aggregate principal value convertible into common shares based on an initial conversion rate of 80.2890 common shares per $1,000 principal amount of notes.
The Company considers the items included in the consolidated statement of shareholders' equity as capital. The Company's objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.
CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES
Accounting standards adopted during the period
The accounting policies applied in the Company's condensed consolidated interim financial statements for the nine months ended September 30, 2026, are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2025, except as noted below:

Effective January 1, 2026, the Company adopted amendments to IFRS 9 Financial Instruments and related amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures related to the settlement of financial assets and financial liabilities through electronic payment systems. The amendments clarify the timing of recognition and derecognition of financial assets and financial liabilities settled electronically and introduce an optional exception for certain electronic payment arrangements. The adoption of these amendments did not have a significant impact on the Company's consolidated financial statements.
Critical Accounting Estimates
The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. There have been no significant changes to the critical accounting estimates and judgments disclosed in the Company's annual MD&A for the year ended December 31, 2025.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 23

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company's officers and management are responsible for establishing and maintaining disclosure controls and procedures for the Company. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Changes in Internal Control over Financial Reporting
Management, including the CEO and CFO, has evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.
The Company completed its acquisition of Kolpa on May 1, 2025. During the three months ended September 30, 2026, the Company completed the integration of Kolpa into the Company’s internal control over financial reporting framework, including the implementation and evaluation of relevant controls. There were no other significant changes in the Company’s internal control over financial reporting during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

QUARTERLY RESULTS AND TRENDS
The following table presents selected financial information for each of the most recent eight quarters:

Table in millions of U.S. dollars except for share numbers and per share amounts	2026			2025				2024
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gross Sales	$188.1	$216.3	$213.8	$176.4	$145.9	$90.1	$63.9	$42.7
Smelting and refining costs included in revenue	3.6	4.3	4.0	3.8	3.1	1.5	0.4	0.5
Total Revenue	184.5	212.1	209.7	172.6	142.8	88.6	63.5	42.2
Direct production costs	82.4	101.0	84.0	92.0	93.9	59.2	35.2	25.4
Royalties	7.4	11.2	11.2	9.0	9.3	6.5	6.2	3.7
Mine operating cash flow before taxes	94.7	99.9	114.6	71.6	39.6	22.9	22.1	13.1
Share-based compensation	0.3	0.2	0.2	0.2	0.1	0.2	-	0.1
Depreciation	25.7	25.7	20.9	24.9	23.9	15.0	9.2	5.3
Mine operating earnings	68.7	74.0	93.5	46.6	15.6	7.7	12.9	7.7

Basic earnings (loss) per share	$0.09	$0.22	$0.23	($0.08)	($0.14)	($0.07)	$(0.13)	$0.00
Diluted earnings (loss) per share	$0.09	$0.21	$0.21	($0.08)	($0.14)	($0.07)	$(0.13)	$0.00
Weighted shares outstanding ('000)	296,217	296,096	295,687	294,636	291,373	283,534	262,324	252,170

Net earnings (loss)	26.4	66.5	64.9	(23.8)	(42.0)	(20.5)	(32.9)	1.0
Depreciation	26.1	26.0	21.1	25.1	24.1	15.1	9.6	5.7
Finance costs	5.4	5.4	5.6	11.6	0.7	0.8	0.2	0.3
Current income tax	14.2	10.7	33.8	11.6	10.7	9.1	5.3	(0.2)
Deferred income tax	(1.1)	2.3	(12.8)	(12.8)	(6.2)	(3.2)	(0.2)	(2.5)
Interest income	(4.4)	(2.4)	(2.0)	(1.0)	(0.3)	(0.6)	(1.0)	(1.8)
EBITDA	$66.6	$108.5	$110.6	$10.7	$(13.0)	$0.7	$(19.0)	$2.5

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 24

The following table presents selected production and costs information for each of the most recent eight quarters:

Highlights	2026			2025				2024
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Processed tonnes	510,944	509,576	456,657	551,010	400,245	303,828	209,507	165,591
Terronera	165,171	175,729	175,418	154,180	-	-	-	-
Guanaceví	89,722	100,439	95,524	104,380	99,340	96,834	102,438	58,798
Bolañitos	-	-	13,988	93,620	105,153	88,098	107,069	106,793
Kolpa	256,052	233,408	171,727	198,830	195,752	118,896	-	-
Silver ounces	2,096,545	1,943,955	1,875,375	2,030,206	1,766,926	1,483,736	1,205,793	824,529
Terronera	710,670	608,347	533,301	352,002	-	-	-	-
Guanaceví	702,972	702,320	793,560	877,554	1,024,321	997,875	1,015,327	718,797
Bolañitos	-	-	18,396	168,783	143,916	105,223	190,466	105,732
Kolpa	682,903	633,288	530,118	631,867	598,689	380,638	-	-
Silver equivalent ounces(1)	3,611,034	3,437,794	3,341,943	3,767,713	3,037,156	2,528,562	1,872,833	1,550,529
Terronera	1,354,759	1,298,268	1,296,348	1,003,822	-	-	-	-
Guanaceví	970,205	955,070	1,042,779	1,117,703	1,279,860	1,282,853	1,334,447	928,557
Bolañitos	-	-	62,766	379,632	471,158	440,678	538,386	621,972
Kolpa	1,286,070	1,184,457	940,050	1,266,557	1,286,139	805,032	-	-
Cash costs per oz (2)	$16.55	$23.52	$22.54	$19.05	$18.09	$15.35	$15.89	$13.68
Terronera	($0.20)	$5.07	($2.14)	$4.76	-	-	-	-
Guanaceví	$33.97	$40.17	$38.59	$31.18	$22.98	$19.91	$19.73	$20.25
Bolañitos	-	-	($34.70)	$11.18	($11.47)	($17.26)	($5.60)	($33.11)
Kolpa	$15.30	$22.23	$24.52	$11.42	$16.43	$11.81	-	-
AISC per oz (2)	$29.54	$36.89	$37.03	$41.19	$30.53	$25.16	$24.48	$27.33
Terronera	$21.81	$26.42	$22.31	$65.70	-	-	-	-
Guanaceví	$40.84	$52.20	$48.47	$42.31	$31.09	$26.81	$26.50	$32.40
Bolañitos	-	-	($20.22)	$35.95	$27.22	$7.04	$13.16	($8.78)
Kolpa	$25.40	$29.40	$36.12	$27.19	$30.31	$25.66	-	-
Direct costs per tonne (2)	$204.11	$219.62	$256.33	$207.91	$192.78	$201.24	$207.27	$209.49
Terronera	$180.23	$192.13	$233.84	$230.35	-	-	-	-
Guanaceví	$405.19	$395.39	$457.23	$383.98	$349.83	$325.40	$310.52	$365.23
Bolañitos	-	-	$130.37	$136.00	$118.41	$137.72	$108.49	$123.73
Kolpa	$149.06	$164.68	$177.82	$131.93	$153.03	$147.20	-	-
(1)Silver equivalents for 2026 are calculated using 90:1 Ag:Au, 45 silver oz to 1 lead tonne; 61 silver oz to 1 zinc tonne; 238 silver oz to 1 copper tonne ratios. Silver equivalents for 2025 are calculated using 80:1 Ag:Au, 60 silver oz to 1 lead tonne; 85 silver oz to 1 zinc tonne; 300 silver oz to 1 copper tonne ratios.
(2)Cash cost per oz, AISC per oz and direct costs per tonne are non-IFRS measures.
NON-IFRS MEASURES
Non-IFRS and Other Financial Measures and Ratios
We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Non-IFRS financial measures are defined in National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure ("NI 52-112") as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 25

A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.
Working capital is a non-IFRS measure that is a common measure of liquidity but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating our liquidity.

Expressed in millions of U.S. dollars	As at September 30, 2026	As at December 31, 2025
Current assets	$453.3	$423.2
Current liabilities	206.6	276.8
Working capital	$246.7	$146.4
Adjusted earnings and adjusted earnings per share are non-IFRS measures that supplement information to the Company's consolidated financial statements. The Company believes that, in addition to the conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's underlying core operating performance. The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute for net income and net income per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.
The Company defines adjusted earnings as net income adjusted to include certain non-cash and unusual items, and items that in the Company's judgment, are subject to volatility as a result of factors which are unrelated to the Company's operations in the period. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. During the current period, the Company has included unrealized foreign exchange (gain) loss, (gain) loss on derivatives, changes in the fair value of its investments in marketable securities and changes in fair value of cash settled DSUs and made retroactive adjustments to prior periods for the same.
The following table provides a detailed reconciliation of net income as reported in the Company's financial statements to adjusted earnings and adjusted earnings per share.

Expressed in millions of U.S. dollars	Three Months Ended September 30		Nine Months Ended September 30
	2026	2025	2026	2025
Net earnings (loss) for the period per financial statements	$26.4	$(42.0)	$157.8	$(95.3)
Unrealized foreign exchange (Gain) loss	3.4	(1.2)	1.0	(3.8)
(Gain) loss on derivatives, copper stream and contingent liabilities revaluations	10.5	38.9	14.6	81.0
(Gain) on sale of Bolañitos	-	-	(36.5)	-
Acquisition costs	-	-	-	3.6
Change in fair value of investments	1.5	(0.5)	9.9	(0.8)
Change in fair value of cash settled DSUs	0.3	2.7	(0.8)	4.0
Adjusted net earnings (loss)	$42.1	$(2.0)	$146.0	$(11.5)
Basic weighted average share outstanding ('000)	296,217	291,373	295,991	279,184
Adjusted net earnings (loss) per share	$0.14	$(0.01)	$0.49	$(0.04)

Totals may not add up due to rounding
Mine operating cash flow before taxes is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of mine operations, excluding corporate and exploration activities, and is provided to investors as a measure of the Company's operating performance.

Expressed in millions of U.S. dollars	Three Months Ended September 30		Nine Months Ended September 30
	2026	2025	2026	2025
Mine operating earnings per financial statements	$68.7	$15.6	$236.2	$36.2
Share-based compensation	0.3	0.1	0.7	0.3
Depreciation	25.7	23.9	72.2	48.1
Mine operating cash flow before taxes	$94.7	$39.7	$309.1	$84.6

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 26

Operating cash flow before working capital changes per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance on a per share basis, irrespective of working capital changes, and is provided to investors as a measure of the Company's operating performance.

Expressed in millions of U.S. dollars	Three Months Ended September 30		Nine Months Ended September 30
(except for per share amounts)	2026	2025	2026	2025
Cash from operating activities per financial statements	$76.5	$27.1	$137.0	$52.0
Net changes in non-cash working capital per financial statements	28.1	13.4	4.9	15.6
Operating cash flow before working capital changes	$48.4	$13.7	$132.1	$36.3
Basic weighted average shares outstanding ('000)	296,217	291,373	295,991	279,184
Operating cash flow before working capital changes per share	$0.16	$0.05	$0.45	$0.13
EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:
•Income tax expense;
•Finance costs and interest income;
•Depreciation.

During the period ended September 30, 2026, the Company revised its calculation of EBITDA to exclude interest income, reflecting the increased significance of interest income as a result of higher cash balances and to better align with the intended presentation of EBITDA. Prior periods have been recast to conform with the current-period presentation.

Adjusted EBITDA excludes the following additional items from EBITDA:
•Share based compensation;
•Non-recurring impairments (reversals);
•Unrealized foreign exchange (gain) loss;
•Change in fair value of investments;
•(Gain) loss on derivatives and copper stream revaluation;
•Change in fair value of cash settled DSUs;
•Significant non-routine items.
Adjusted EBITDA per share is calculated by dividing Adjusted EBITDA by the basic weighted average number of shares outstanding for the period.
Management believes EBITDA is a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose.
EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.
EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 27

Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation.

Expressed in millions of U.S. dollars	Three Months Ended September 30		Nine Months Ended September 30
	2026	2025	2026	2025
Net earnings (loss) for the period per financial statements	$26.4	$(42.0)	$157.8	$(95.3)
Depreciation - cost of sales	25.7	23.9	72.2	48.1
Depreciation - exploration, evaluation and development	0.3	0.1	0.6	0.4
Depreciation - general & administration	0.1	0.1	0.3	0.3
Finance costs	5.4	0.7	16.3	1.7
Current income tax expense	14.2	10.7	58.7	25.0
Deferred income tax expense (recovery)	(1.1)	(6.2)	(11.6)	(9.6)
Interest income	(4.4)	(0.3)	(8.8)	(1.8)
EBITDA	$66.6	$(13.0)	$285.5	$(31.2)
Share based compensation	1.1	1.0	3.4	3.1
Unrealized foreign exchange (gain) loss	3.4	(1.2)	1.0	(3.8)
(Gain) loss on derivatives, copper stream and contingent liabilities revaluations	10.5	38.9	14.6	81.0
(Gain) on sale of Bolañitos	-	-	(36.5)	-
Change in fair value of investments	1.5	(0.5)	9.9	(0.8)
Change in fair value of cash settled DSUs	0.3	2.7	(0.8)	4.0
Adjusted EBITDA	$83.4	$27.9	$277.1	$52.2
Basic weighted average shares outstanding ('000)	296,217	291,373	295,991	279,184
Adjusted EBITDA per share	$0.28	$0.10	$0.94	$0.19
Totals may not add up due to rounding
Cash costs per silver oz, total production costs per oz, direct operating costs per tonne and direct costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company's reporting of these non-IFRS measures and ratios is similar to those reported by other mining companies. Cash costs per oz, total production costs per oz and direct costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. Direct operating costs include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct costs include all direct operating costs plus royalties and special mining duty. Cash costs include all direct costs less by-product gold sales and changes in finished gold inventories.
Total production costs include all cash costs plus depreciation, changes in depreciation in finished goods inventory and site share-based compensation. Cash costs per silver ounce and total production costs per ounce are calculated by dividing cash costs and total production costs by the payable silver ounces produced. Direct operating costs per tonne and direct costs per tonne are calculated by dividing direct operating costs and direct costs by the number of processed tonnes. The following tables provide a detailed reconciliation of these measures to the Company's direct production costs, as reported in its consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 28

Expressed in millions of U.S. dollars	Three Months Ended September 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$24.0	$25.1	$-	$33.3	$82.4
Purchase of the third-party material	-	(13.1)	-	(0.8)	(13.9)
Smelting and refining costs included in revenue	1.4	-	-	2.2	3.6
Opening finished goods	(1.3)	(12.3)	-	(0.9)	(14.5)
Closing finished goods	1.6	17.2	-	1.4	20.2
Direct operating costs	25.7	16.9	-	35.2	77.8
Purchase of the third-party material	-	13.1	-	0.8	13.9
Royalties	1.9	4.4	-	1.1	7.4
Special mining duty (1)	2.1	2.0	-	1.1	5.2
Direct costs	29.7	36.4	-	38.2	104.3
By-products sales	(30.4)	(10.5)	-	(28.7)	(69.6)
Opening by-products inventory fair market value	1.7	3.6	-	0.8	6.1
Closing by-products inventory fair market value	(1.2)	(5.6)	-	(0.5)	(7.3)
Cash costs net of by-products	(0.2)	23.9	-	9.8	33.5
Depreciation	9.7	5.0	-	11.0	25.7
Share-based compensation	0.1	0.1	-	0.1	0.3
Opening finished goods depreciation	(0.4)	(2.6)	-	(0.1)	(3.1)
Closing finished goods depreciation	0.5	3.6	-	0.3	4.4
Total production costs	$9.7	$30.0	$-	$21.1	$60.8

	Three Months Ended September 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	165,171	89,722	-	256,052	510,944
Payable silver ounces	683,088	702,659	-	645,679	2,031,425

Cash costs per silver ounce	$(0.20)	$33.97	$-	$15.30	$16.55
Total production costs per ounce	$14.23	$42.72	$-	$32.57	$29.91
Direct operating costs per tonne	$155.52	$188.35	$-	$137.50	$152.26
Direct costs per tonne	$180.23	$405.19	$-	$149.06	$204.11

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 29

Expressed in millions of U.S. dollars	Three Months Ended September 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$-	$26.3	$11.7	$26.8	$64.7
Purchase of the third-party material	-	(7.3)	-	(1.0)	(8.3)
Smelting and refining costs included in revenue	-	-	0.4	1.9	2.4
Opening finished goods	-	(5.9)	(0.9)	(0.6)	(7.4)
Closing finished goods	-	5.5	0.5	0.6	6.7
Direct operating costs	-	18.5	11.7	27.8	58.0
Purchase of the third-party material	-	7.3	-	1.0	8.3
Royalties	-	7.6	0.2	0.6	8.4
Special mining duty (1)	-	1.4	0.5	0.6	2.4
Direct costs	-	34.8	12.5	30.0	77.2
By-products sales	-	(11.3)	(14.7)	(20.6)	(46.6)
Opening by-products inventory fair market value	-	2.3	1.3	0.5	4.1
Closing by-products inventory fair market value	-	(2.3)	(0.7)	(0.5)	(3.5)
Cash costs net of by-products	-	23.5	(1.6)	9.3	31.2
Depreciation	-	8.3	2.9	7.6	18.8
Share-based compensation	-	-	-	-	0.1
Opening finished goods depreciation	-	(1.8)	(0.2)	(0.1)	(2.2)
Closing finished goods depreciation	-	1.7	0.1	0.1	2.0
Total production costs	$-	$31.6	$1.3	$17.0	$50.0

	Three Months Ended September 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	-	99,340	105,153	195,752	400,245
Payable silver ounces	-	1,021,248	137,052	567,017	1,725,317

Cash costs per silver ounce	$-	$22.98	($11.47)	$16.43	$18.09
Total production costs per ounce	$-	$30.98	$9.70	$29.95	$28.95
Direct operating costs per tonne	$-	$186.11	$111.44	$141.92	$144.88
Direct costs per tonne	$-	$349.83	$118.41	$153.03	$192.78

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 30

Expressed in millions of U.S. dollars	Nine Months Ended September 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$87.1	$86.9	$1.7	$91.7	$267.4
Purchase of the third-party material	-	(38.7)	-	(2.6)	(41.3)
Smelting and refining costs included in revenue	4.0	0.2	-	7.7	11.9
Opening finished goods	(3.0)	(8.6)	(0.2)	(0.8)	(12.6)
Closing finished goods	1.6	17.2	-	1.4	20.2
Direct operating costs	89.7	57.0	1.5	97.4	245.6
Purchase of the third-party material	-	38.7	-	2.6	41.3
Royalties	6.6	19.3	-	3.8	29.7
Special mining duty (1)	8.2	4.8	0.2	3.4	16.6
Direct costs	104.5	119.8	1.7	107.2	333.2
By-products sales	(104.6)	(35.4)	(2.5)	(71.8)	(214.3)
Opening by-products inventory fair market value	3.0	3.2	0.1	0.6	6.9
Closing by-products inventory fair market value	(1.2)	(5.6)	-	(0.5)	(7.3)
Cash costs net of by-products	1.7	82.0	(0.7)	35.5	118.5
Depreciation	29.0	17.1	-	26.1	72.2
Share-based compensation	0.3	0.1	-	0.3	0.7
Opening finished goods depreciation	(0.5)	(1.8)	-	(0.1)	(2.4)
Closing finished goods depreciation	0.5	3.6	-	0.3	4.4
Total production costs	$31.0	$101.0	($0.7)	$62.1	$193.4

	Nine Months Ended September 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	516,318	285,684	13,988	661,187	1,477,177
Payable silver ounces	1,775,653	2,179,554	17,668	1,746,460	5,719,334

Cash costs per silver ounce	$0.97	$37.60	$(34.70)	$20.32	$20.73
Total production costs per ounce	$17.45	$46.38	$(34.69)	$35.46	$33.81
Direct operating costs per tonne	$173.72	$199.38	$113.74	$147.18	$166.24
Direct costs per tonne	$202.50	$419.14	$130.37	$162.04	$225.61

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 31

Expressed in millions of U.S. dollars	Nine Months Ended September 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$-	$74.8	$33.0	$43.1	$150.9
Purchase of the third-party material	-	(20.3)	-	(1.6)	(21.9)
Smelting and refining costs included in revenue	-	-	1.2	3.0	4.2
Opening finished goods	-	(5.4)	(0.5)	(0.6)	(6.5)
Closing finished goods	-	5.5	0.5	0.6	6.7
Direct operating costs	-	54.5	34.3	44.5	133.3
Purchase of the third-party material	-	20.3	-	1.6	21.9
Royalties	-	19.8	0.6	0.6	21.0
Special mining duty (1)	-	3.4	1.4	0.7	5.5
Direct costs	-	98.1	36.2	47.5	181.7
By-products sales	-	(35.7)	(40.6)	(33.9)	(110.2)
Opening by-products inventory fair market value	-	3.2	0.8	0.5	4.5
Closing by-products inventory fair market value	-	(2.3)	(0.7)	(0.5)	(3.5)
Cash costs net of by-products	-	63.2	(4.3)	13.6	72.5
Depreciation	-	21.1	8.3	12.8	42.2
Share-based compensation	-	0.1	0.1	0.1	0.3
Opening finished goods depreciation	-	(1.2)	(0.1)	(0.1)	(1.4)
Closing finished goods depreciation	-	1.7	0.1	0.1	2.0
Total production costs	$-	$85.0	$4.2	$26.4	$115.6
(1)Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

	Nine Months Ended September 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	-	298,612	300,320	314,648	913,580
Payable silver ounces	-	3,028,411	418,312	926,364	4,373,087

Cash costs per silver ounce	$-	$20.88	$(10.32)	$14.64	$16.58
Total production costs per ounce	$-	$28.08	$9.93	$28.50	$26.43
Direct operating costs per tonne	$-	$182.56	$114.12	$141.47	$145.91
Direct costs per tonne	$-	$328.42	$120.54	$150.82	$198.92

Expressed in millions of U.S. dollars	September 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Closing finished goods	1.6	17.2	-	1.4	20.2
Closing finished goods depreciation	0.5	3.6	-	0.3	4.4
Finished goods inventory	$2.1	$20.8	$-	$1.7	$24.6

Expressed in millions of U.S. dollars	September 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Closing finished goods	-	5.5	0.5	0.6	6.7
Closing finished goods depreciation	-	1.7	0.1	0.1	2.0
Finished goods inventory	$-	$7.2	$0.7	$0.7	$8.6
AISC per oz and all-in costs per oz are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that the Company's reporting of these non-IFRS measures is similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 32

addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in the Company's consolidated financial statements.

Expressed in millions of U.S. dollars	Three Months Ended September 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$(0.2)	$23.9	$-	$9.8	$33.5
Operations share-based compensation	0.1	0.1	-	0.1	0.3
Corporate general and administrative	1.4	1.0	-	1.4	3.8
Corporate share-based compensation	0.3	0.2	-	0.3	0.8
Reclamation - amortization/accretion	0.1	0.1	-	0.1	0.3
Mine site expensed exploration	0.4	0.3	-	1.7	2.4
Equipment loan payments	0.7	-	-	0.1	0.8
Capital expenditures sustaining	12.1	3.1	-	2.9	18.1
All-In-Sustaining Costs	$14.9	$28.7	$-	$16.4	$60.0
Growth exploration, evaluation and development					7.8
Growth capital expenditures					9.2
All-In-Costs					$77.0

	Three Months Ended September 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	165,171	89,722	-	256,052	510,944
Payable silver ounces	683,088	702,659	-	645,679	2,031,425
Silver equivalent production (ounces)	1,354,759	970,205	-	1,286,070	3,611,034
All-in-Sustaining cost per ounce	$21.81	$40.84	$-	$25.40	$29.54

Expressed in millions of U.S. dollars	Three Months Ended September 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$-	$23.5	$(1.6)	$9.3	$31.2
Operations share-based compensation	-	-	-	-	0.1
Corporate general and administrative	-	2.6	1.0	2.2	5.8
Acquisition costs	-	-	-	-	-
Corporate share-based compensation	-	0.2	0.1	0.4	0.7
Reclamation - amortization/accretion	-	0.2	0.1	0.1	0.3
Mine site expensed exploration	-	0.3	0.3	1.5	2.1
Equipment loan payments	-	-	-	0.1	0.1
Capital expenditures sustaining	-	5.0	3.9	3.5	12.4
All-In-Sustaining Costs	$-	$31.8	$3.7	$17.2	$52.7
Acquisition costs					-
Growth exploration, evaluation and development					4.8
Growth capital expenditures					22.3
All-In-Costs					$79.8

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 33

	Three Months Ended September 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	-	99,340	105,153	195,752	400,245
Payable silver ounces	-	1,021,248	137,052	567,017	1,725,317
Silver equivalent production (ounces)	-	1,279,860	471,158	1,286,139	3,037,156
All-in-Sustaining cost per ounce	$-	$31.09	$27.22	$30.31	$30.53

Expressed in millions of U.S. dollars	Nine Months Ended September 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$1.7	$82.0	$(0.7)	$35.5	$118.5
Operations share-based compensation	0.3	0.1	-	0.3	0.7
Corporate general and administrative	3.5	2.7	0.1	3.0	9.3
Corporate share-based compensation	1.0	0.7	-	0.9	2.6
Reclamation - amortization/accretion	0.3	0.4	-	0.2	0.9
Mine site expensed exploration	1.1	1.2	-	4.1	6.4
Equipment loan payments	2.4	-	-	0.4	2.8
Capital expenditures sustaining	31.4	15.8	0.2	7.7	55.1
All-In-Sustaining Costs	$41.7	$102.9	$(0.4)	$52.1	$196.3
Growth exploration, evaluation and development					14.9
Growth capital expenditures					23.9
All-In-Costs					$235.1

	Nine Months Ended September 30, 2026
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	516,318	285,684	13,988	661,187	1,477,177
Payable silver ounces	1,775,653	2,179,554	17,668	1,746,460	5,719,334
Silver equivalent production (ounces)	3,949,375	2,968,054	62,765	3,410,577	10,390,771

All-in-Sustaining cost per ounce	$23.46	$47.20	$(20.22)	$29.84	$34.32

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 34

Expressed in millions of U.S. dollars	Nine Months Ended September 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$-	$63.2	$(4.3)	$13.6	$72.5
Operations share-based compensation	-	0.1	0.1	0.1	0.3
Corporate general and administrative	-	6.3	2.4	7.0	15.7
Acquisition costs	-	-	-	(3.6)	(3.6)
Corporate share-based compensation	-	1.3	0.5	0.7	2.4
Reclamation - amortization/accretion	-	0.5	0.3	0.1	0.8
Mine site expensed exploration	-	0.9	0.6	2.6	4.1
Equipment loan payments	-	-	-	0.2	0.2
Capital expenditures sustaining	-	13.2	7.5	5.9	26.5
All-In-Sustaining Costs	$-	$85.5	$7.0	$26.4	$118.9
Acquisition costs					3.6
Growth exploration, evaluation and development					11.8
Growth capital expenditures					103.8
All-In-Costs					$238.2

	Nine Months Ended September 30, 2025
	Terronera	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	-	298,612	300,320	314,648	913,580
Payable silver ounces	-	3,028,411	418,312	926,364	4,373,087
Silver equivalent production (ounces)	-	3,897,142	1,450,287	2,091,217	7,438,645

All-in-Sustaining cost per ounce	$-	$28.24	$16.72	$28.51	$27.19

Expressed in millions of U.S. dollars	Three Months Ended September 30		Nine Months Ended September 30
	2026	2025	2026	2025
Capital expenditures sustaining	$18.1	$12.4	$55.1	$26.5
Growth capital expenditures	9.2	22.3	23.9	103.8
Other non-cash additions and adjustments to properties, plant and equipment	(0.3)	-	1.1	-
Property, plant and equipment expenditures per financial statements	$27.0	$34.6	$80.1	$130.4

Expressed in millions of U.S. dollars	Three Months Ended September 30		Nine Months Ended September 30
	2026	2025	2026	2025
Mine site expensed exploration	$2.4	$2.1	$6.4	$4.1
Growth exploration, evaluation and development	7.8	4.8	14.9	11.8
Total exploration, evaluation and development	10.2	6.9	21.3	15.9
Exploration, evaluation and development depreciation	0.3	0.1	0.6	0.4
Exploration, evaluation and development share-based compensation	-	0.2	0.1	0.4
Exploration, evaluation and development expense	$10.5	$7.2	$22.0	$16.7

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 35

Expressed in millions of U.S. dollars Unless otherwise stated	Three Months Ended September 30		Nine Months Ended September 30
	2026	2025(1)	2026	2025(1)
Gross silver sales	$118.6	$76.2	$403.9	$164.2
Silver ounces sold	1,900,368	1,975,175	5,596,696	4,682,170
Realized silver price per ounce	$62.42	$38.58	$72.16	$35.07
1)inclusive of 212,691 oz of silver from pre-operating production at Terronera during three months and 240,321 oz during the nine months period ended September 30, 2025.

Expressed in millions of U.S. dollars Unless otherwise stated	Three Months Ended September 30		Nine Months Ended September 30
	2026	2025(1)	2026	2025(1)
Gross gold sales	$40.9	$49.2	$142.5	$101.9
Gold ounces sold	9,499	13,847	31,265	30,816
Realized gold price per ounce	$4,290	$3,550	$4,556	$3,308
1)inclusive of 6,386 oz of gold from pre-operating production at Terronera during three months and 7,094 oz during the nine months ended September 30, 2025.

Expressed in millions of U.S. dollars Unless otherwise stated	Three Months Ended September 30		Nine Months Ended September 30
	2026	2025	2026	2025
Gross lead sales	$11.7	$10.4	$32.2	$17.2
Lead tonnes sold	6,033	5,345	16,531	8,689
Realized lead price per tonne	$1,950	$1,957	$1,950	$1,979

Expressed in millions of U.S. dollars Unless otherwise stated	Three Months Ended September 30		Nine Months Ended September 30
	2026	2025	2026	2025
Gross zinc sales	$13.6	$8.8	$32.0	$14.4
Zinc tonnes sold	3,823	3,115	9,572	5,089
Realized zinc price per tonne	$3,542	$2,817	$3,341	$2,829

Expressed in millions of U.S. dollars Unless otherwise stated	Three Months Ended September 30		Nine Months Ended September 30
	2026	2025	2026	2025
Gross copper sales	$1.9	$1.1	$4.1	$1.7
Copper tonnes sold	136	115	302	172
Realized copper price per tonne	$14,358	$10,009	$13,663	$9,953

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 36